MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2017 and 2016

Dated August 8, 2017

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six months ended June 30, 2017 (“Q2 2017” and “Q2 YTD 2017”, respectively). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and six months ended June 30, 2017 and 2016 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three and six months ended June 30, 2016 (“Q2 2016” and “Q2 YTD 2016”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at August 8, 2017.

BUSINESS OVERVIEW
Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada.

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs. In Guatemala profitable mine operation also requires reinstatement of the Escobal mining license in addition to resolving the road blockage at Casillas. (See Q2 2017 Highlights.)

Financial and operational information provided in this MD&A excludes the results of the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”).

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q2 2017 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 112.4 thousand ounces. Silver production of 4.1 million ounces.

•	Gold sales of 110.3 thousand ounces. Silver sales of 4.3 million ounces.

•	Quarterly revenue of $209.6 million.

•	Net cash flow provided by operating activities of $96.1 million.

•	Quarterly cash flow provided by operating activities before changes in working capital(1) of $99.4 million .

•	Quarterly earnings of $33.5 million or $0.11 per share (basic and diluted).

•	Adjusted earnings(1) of $33.8 million or $0.11 adjusted earnings per share(1) (basic and diluted).

•	Total dividends of $18.7 million paid to shareholders, including $3.2 million in share-based dividends.

•
On July 5, 2017 the Company learned that the Supreme Court of Guatemala issued a provisional decision suspending the Escobal mining license of Minera San Rafael while an underlying civil action is being reviewed by the court. The Company ceased operations at the Escobal mine immediately to comply with the decision and the operation remains closed at the date of this MD&A while an appeal is considered by the Constitutional Court.

Q2 YTD 2017 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 231.2 thousand ounces. Silver production of 9.8 million ounces.

•	Gold sales of 226.1 thousand ounces. Silver sales of 9.9 million ounces.

•	Year to date revenue of $460.6 million.

•	Net cash flow provided by operating activities of $174.6 million.

•	Cash flow provided by operating activities before changes in working capital of $232.3 million.(1)

•	Earnings of $108.2 million or $0.35 per share (basic and diluted).

•	Adjusted earnings(1) of $108.9 million or $0.35 adjusted earnings per share(1) (basic and diluted).

•	Total dividends of $37.4 million paid to shareholders, including $7.1 million in share-based dividends.

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

	Q2 2017	Q2 YTD 2017
Revenues	$209,576	$460,622
Earnings from operations	$56,975	$145,258
Cash and cash equivalents	$190,636	$190,636
Cost of sales per ounce sold(1)
Silver	$9.98	$9.81
Gold	$855	$1,005
Costs per silver ounce produced(1)
Total cash costs net of by-product credits	$6.73	$6.15
All-in sustaining costs net of by-product credits	$10.01	$8.91
Costs per gold ounce produced(1)
Total cash costs net of by-product credits	$601	$587
All-in sustaining costs net of by-product credits	$925	$892

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

PROVISIONAL LICENSE SUSPENSION
On May 24, 2017 an anti-mining organization, CALAS, filed a claim in the Supreme Court of Guatemala against Guatemala’s Ministry of Energy and Mines (“MEM”) alleging that MEM violated the Xinca indigenous people’s right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").

On July 5, 2017, the Company learned that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim is fully heard.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Although the Company was not a party to the action commenced by CALAS, this decision confers legal standing on the Company which is now in the process of taking all legal steps to have the ruling reversed and the license reinstated as soon as possible.

On July 14, the Company filed a legal action against the Guatemalan Supreme Court challenging jurisdiction and the process that the Supreme Court followed in rendering its decision. The Company has also issued information requests to the Court regarding its decision-making process and other procedural information.

The Supreme Court is the initial trial court in Guatemala for constitutional actions filed against MEM. Appeals from these decisions are heard by Guatemala’s Constitutional Court. Based on a prior ruling by the Constitutional Court involving consultation obligations with respect to a large natural resource project, the Company believes that its operating license should remain in effect while any additional consultation is completed. Accordingly, the Company both appealed the decision to the Constitutional Court and asked for the Supreme Court to reconsider its provisional ruling. On July 28, 2017, the Company learned that the Supreme Court denied the Company’s motion for reconsideration. The Constitutional Court appeal is still pending and is expected sometime in the next 3 months.

The Supreme Court must still resolve CALAS’s definitive constitutional claim, which could take between 12 and 18 months, during which the Company must suspend operations absent a reversal of the provisional decision. The Company understands that to the extent there were any consultation obligations, MEM met these before issuing the exploitation license to MSR.

Upon formal receipt of the order temporarily suspending the license for Escobal, the mine ceased all production related operations. The Company plans to maintain the mine such that full production can be expeditiously resumed on reversal of the suspension and resolution of the Casillas road block described below. During this time, the Company will continue to maintain its high standard of security and environmental protection.

For additional details, refer to the press release dated July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

GUATEMALA ROAD BLOCK
Beginning on June 7, a group of protesters near the town of Casillas blocked the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores. Protests, which continue today, appear to have initially been related to a variety of issues, including some unfounded claims that mining at Escobal is causing seismic activity approximately 20 kilometers away. Operations were reduced between June 8 and June 19 and were further curtailed on June 19 to conserve fuel. The Company is working with the government, community leaders and others to resolve the situation peacefully and expeditiously, however, the road blockage shows no signs of immediate resolution and we cannot predict at this time when the road will be clear to enable the transport of materials in and out of the mine. Once the blockade is resolved and the license is reinstated, the Company expects to resume production within a week.
For additional details, refer to the press releases dated June 19, 2017 and June 23, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

RECENT DEVELOPMENTS

CESSATION OF DIVIDEND AND DIVIDEND REINVESTMENT PLAN

On August 8, 2017, the Board of Directors approved the cessation of the Company’s monthly dividend effective immediately to preserve cash in light of the provisional decision from the Supreme Court of Guatemala to temporarily suspend the Escobal mining license. The dividend cessation is intended to protect the health of the Company’s balance sheet and ensure the Company has financial flexibility during the temporary suspension of the Escobal mining license. The Board of Directors will continue to reassess the Company’s dividend policy from time to time.

The Company has also suspended the active operation of its dividend reinvestment program (“DRIP”) effective immediately. The Company may reactivate the DRIP, subject to regulatory approval, at a future date. During the period of suspension of the DRIP, participants may continue to have their existing reinvested common

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

shares held in the DRIP, or they may request a withdrawal by contacting Computershare. Refer to the "Cash Flow, Liquidity, Capital Resources and Other Information" section of this MD&A.

AMENDED CREDIT FACILITY
On July 18, 2017, the Company entered into an Amended and Restated Credit Agreement (the “Agreement”) with a syndicate of lenders to increase its revolving credit facility from $150 million to $300 million with a $50 million accordion feature and to extend the term to July 19, 2021.
Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.15% to 3.125% or a base rate plus 1.125% to 2.125% which is based on the Company’s consolidated net leverage ratio. Proceeds may be used for liquidity and general corporate purposes.
The Agreement includes terms that limit borrowing to a maximum of $75 million during the period of suspension of the mining license at Escobal as a result of the claim filed by CALAS in Guatemala, as further described in the Company’s July 5, 2017 press release. In the event the Company’s mining license at Escobal remains suspended as of April 1, 2018, an Event of Default will occur. Other terms and conditions are substantially similar to those in the previous $150 million credit facility. The credit facility is secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones. Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other person. The facility under the Agreement is intended to be used for liquidity and general corporate purposes.
For additional details, refer to the press release dated July 18, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company's website at www.tahoeresources.com and the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management” section of this MD&A.

CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court described above. The suits allege compensatory damages, interest, fees and costs. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which are not determinable at this time.

GARCIA ET AL. v. TAHOE RESOURCES INC.
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.

Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015. Plaintiffs appealed the decision to the Court of Appeals for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan claimants to be heard in British Columbia. In April, three of the seven plaintiffs settled their suit against the Company and are no longer parties to the case. Tahoe filed an application for leave to appeal the issue to the Canadian Supreme Court, which was denied on June 8, 2017. The case will now proceed on the merits in the Supreme Court of British Columbia.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

FUTURE DEVELOPMENTS

TARGETS AND INITIATIVES
A key target for the Company is to grow gold production to over a half million ounces per year in 2019 and to over 550,000 ounces in 2020. This increased production will come primarily from two ongoing projects, the expansion of the Shahuindo mine to a production capacity of 36,000 tonnes per day (“tpd”) and the Bell Creek Shaft Project (the “BC Shaft Project”) at the Bell Creek mine in Canada which is expected to double the Bell Creek mine production to 80,000 ounces of gold per year. Both projects are on track for completion in mid-2018. The Company is also targeting growth of two to four million ounces in gold Mineral Reserves and/or Mineral Resources by 2020. Given the possible material impact of suspended operations at the Escobal mine, certain exploration and capital spending programs are being reviewed. Refer to the "2017 Operations Outlook" section of this MD&A.  If certain contingency plans are implemented, these production and Mineral Resource targets may not be achieved.

2017 OPERATIONS OUTLOOK(1)
Given the possible material impact of suspending operations at the Escobal mine, refer to the “Recent Developments” section of this MD&A, the Company can no longer confirm 2017 and multi-year company-wide guidance issued in the January 5, 2017 press release available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com. Long term care and maintenance plans for Escobal are under consideration by management and further updates will be provided when that evaluation is complete. Additionally, the Company is currently reviewing the pace of both capital and exploration expenditures along with corporate G&A to identify opportunities to conserve cash. In 2017 the Company's gold operations at La Arena, Shahuindo and the Timmins mines are expected to meet combined production and cost targets of 375,000 to 425,000 ounces of gold and total cash costs of $700 to $750(1).
(1) The reconciliation which formed the basis for the range in the 2017 gold cash cost target is as follows:

Total cash costs	Gold
Total cash costs before by-product credits	$290,000
By-product credits	$—
Total cash costs net of by-product credits	$290,000
Gold ounces produced in doré (000’s)	$400
Total cash costs per ounce before by-product credits	$725
Total cash costs per ounce net of by-product credits	$725

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q2 2017 and Q2 YTD 2017 and the comparative periods is as follows:

	Q2 2017	Q2 2016(1)	Q2 YTD 2017	Q2 YTD 2016(1)
Metal Sold
Silver (000’s ozs)	4,289	5,212	9,855	9,780
Gold (000’s ozs)(5)	110.3	106.5	231.4	157.1
Lead (000’s t)	2.0	2.4	4.2	4.8
Zinc (000’s t)	2.8	3.5	6.1	6.8
Realized Price
Silver in concentrate (per oz)	$15.72	$18.95	$17.7	$17.53
Gold in doré (per oz)	$1,248	$1,255	$1,281	$1,228
Lead (per t)	$2,138	$1,779	$2,359	$1,685
Zinc (per t)	$2,601	$2,237	$2,778	$2,057
LBMA/LME Price(2)
Silver (per oz)	$17.21	$16.78	$17.32	$15.82
Gold (per oz)	$12.57	$1,259	$1,238	$1,221
Lead (per t)	$2,161	$1,719	$2,221	$1,731
Zinc (per t)	$2,596	$1,918	$2,690	$1,799
Revenues	$209,576	$228,251	$460,622	$360,384
Total operating costs	$135,291	$138,220	$282,168	$215,742
Earnings from operations	$74,285	$65,022	$178,454	$111,377
Earnings	$33,487	$16,742	$108,183	$54,550
Earnings per common share
Basic	$0.11	$0.05	$0.35	$0.20
Diluted	$0.11	$0.05	$0.35	$0.20
Adjusted earnings	$33,846	$57,873	$108,915	$93,362
Adjusted earnings per common share
Basic	$0.11	$0.19	$0.35	$0.35
Diluted	$0.11	$0.19	$0.35	$0.35
Weighted average shares outstanding - Basic	312,787	305,985	312,430	267,333
Weighted average shares outstanding - Diluted	312,869	306,174	312,510	267,569
Dividends paid	$18,740	$18,419	$37,435	$32,076
Cash flow provided by operating activities	$96,068	$37,678	$174,646	$62,971
Cash flow provided by operating activities before changes in working capital	$99,446	$115,951	$232,296	$185,270
Cash and cash equivalents	$190,636	$151,707	$190,636	$151,707
Total assets	$3,129,228	$2,981,740	$3,129,228	$2,981,740
Total long-term liabilities	$316,510	$269,984	$316,510	$269,984
Costs per silver ounce produced
Total cash costs net of by-product credits(3)	$6.73	$6.07	$6.15	$5.29
All-in sustaining costs per silver ounce net of by-product credits(3)	$10.01	$8.16	$8.91	$7.06
Costs per gold ounce produced
Total cash costs net of by-product credits(3)	$601	$647	$587	$645
All-in sustaining costs per gold ounce net of by-product credits(3)(4)	$925	$973	$892	$930

(1)
Q2 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(3)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)
All-in sustaining costs net of by-product credits per gold ounce produced exclude the impact of $10.3 million and $11.0 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold during Q2 2016 and Q2 YTD 2016, respectively.

(5)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 106.5 thousand and 157.1 thousand gold ounces sold for Q2 2016 and Q2 YTD 2016 are 22.1 thousand and 24.4 thousand gold ounces sold at Shahuindo which include one and four months of pre-commercial production ounces sold (5.3 thousand and 7.6 thousand ounces of gold in doré sold in the month of April 2016 and the period January through April 2016, respectively).

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
Basis of Presentation

The quarterly and year-to-date results presented are prepared in accordance with IAS 34 using accounting policies consistent with IFRS. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements.

Q2 YTD 2017 vs. Q2 YTD 2016
The Company generated earnings of $108.2 million for Q2 YTD 2017 compared to $54.6 million for Q2 YTD 2016 as a result of the following factors (comparative Q2 YTD 2016 information includes results from Lake Shore Gold beginning April 1, 2016 and results from Shahuindo beginning May 1, 2016, except where noted):

Revenues

During Q2 YTD 2017, the Company sold in concentrate 9.8 million silver ounces and 3,554 gold ounces at realized prices of $17.70 and $1,281 per ounce, respectively, compared to 9.8 million silver ounces, 4,105 gold ounces at realized prices of $17.53 and $1,363 per ounce, respectively during Q2 YTD 2016. During Q2 YTD 2017, the Company sold in concentrate 4,085 tonnes of lead and 5,568 tonnes of zinc at realized prices of $2,359 and $2,778 per tonne, respectively, compared to 4,788 tonnes of lead and 6,849 tonnes of zinc at realized prices of $1,685 and $2,057 per tonne, respectively, during Q2 YTD 2016.

During Q2 YTD 2017, the Company sold 222,553 ounces of gold in doré at an average realized price of $1,222 per ounce compared to 152,958 ounces of gold in doré at an average realized price of $1,228 per ounce during Q2 YTD 2016.

Silver in concentrate sales increased by approximately 1% during Q2 YTD 2017 when compared to Q2 YTD 2016, and realized silver metal prices decreased by approximately 2%. Gold sales increased by 74.3 thousand ounces or 47% due to the inclusion of ounces in doré sold from the Timmins mines for the full six months in addition to a full six months of sales from Shahuindo during Q2 YTD 2017. As a result, the Company generated revenues of $460.6 million, net of treatment and refining charges for Q2 YTD 2017, compared to $360.4 million in revenues for Q2 YTD 2016 - an increase of approximately $100.2 million or 28%.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at June 30, 2017 and relevant comparative periods is as follows:

	Q2 2017		Q1 2017		Q2 2016		Q1 2016
	Qty	$/oz	Qty	$/oz	Qty	$/oz	Qty	$/oz
Silver (mozs)	3.9	$16.59	3.4	$18.26	3.2	$18.60	3.5	$15.45
Gold (kozs)	1.6	$1,242	1.5	$1,250	2.0	$1,320	2.0	$1,235
	Qty	$/t	Qty	$/t	Qty	$/t	Qty	$/t
Lead (kt)	1.9	$2,274	1.5	$2,310	2.1	$1,781	2.0	$1,706
Zinc (kt)	2.8	$2,753	2.2	$2,788	2.9	$2,104	2.7	$1,813

Operating costs

Production costs

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $189.6 million for Q2 YTD 2017 compared to $151.3 million during Q2 YTD 2016. The increase is primarily due to the inclusion of a full six months of production costs relating to the Timmins and Shahuindo mines.

Royalties

The royalty in Guatemala is levied on net smelter returns for concentrate sales which include revenues from silver and by-products (gold, lead and zinc). Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. The statutory royalty rate of 1% is not dependent on a specific threshold of silver price. Royalties paid in Canada are based on specific contractual agreements with independent third parties. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

During Q2 YTD 2017, royalty expense was $13.1 million, comprised of $10.3 million in Guatemala and $2.8 million in Canada compared to $10.2 million in Q2 YTD 2016. This increase reflects the addition of $2.2 million in royalty expense related to the full six months of Timmins operations combined with the finalization of all Escobal concentrate sales above the $16/oz silver contractual threshold during Q2 YTD 2017. As of July 5, 2017, the Guatemalan voluntary royalty agreements were terminated pursuant to the terms of the contract when the government suspended the Escobal license.

Depreciation and depletion

During Q2 YTD 2017, depreciation and depletion was $79.5 million compared to $54.3 million in Q2 YTD 2016. This increase is primarily due to the inclusion of a full six months of depletion and depreciation relating to the Timmins and Shahuindo mines.

Other operating expenses

Exploration expenses

Exploration expenses were $10.1 million for Q2 YTD 2017 compared to $2.7 million in Q2 YTD 2016. This $7.4 million increase is the result of increased exploration expenditures in Canada of $4.8 million combined with increased expenses of $2.3 million in Peru when compared to Q2 YTD 2016. The overall increase in exploration is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru.

General and administrative expenses

General and administrative expenses were $23.1 million for Q2 YTD 2017 compared to $30.5 million for Q2 YTD 2016. This $7.4 million decrease relates primarily to $11.0 million in transaction costs relating to the acquisition of Lake Shore which were included in Q2 YTD 2016, an increase in salaries and benefits offset by a decrease in share-based compensation and professional and consulting fees.

Other expense

Interest Expense

Interest expense for Q2 YTD 2017 was $1.7 million compared to $2.8 million in Q2 YTD 2016.

Net foreign exchange gain/loss

A foreign exchange loss of $0.9 million was recognized during Q2 YTD 2017 compared to a gain of $3.4 million recognized during Q2 2016. The $4.3 million change is the result of the appreciation of foreign currencies against the USD including $0.8 million related to the Canadian dollar, $0.5 million related to the Guatemalan Quetzal and $3.0 million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q2 YTD 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Tax expense

Income tax expense for Q2 YTD 2017 was $32.9 million, representing an effective rate of 23%. The effective tax rate in Q2 YTD 2017 was impacted by a deferred tax recovery related to the effect of foreign exchange rates on the tax basis of the Company’s Peruvian assets. Income tax expense for Q2 YTD 2016 was $28.7 million, representing an effective rate of 34% which was impacted by the $32.3 million loss realized on conversion of the debentures.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2017	2017	2016	2016	2016(7)	2016(1)	2015(1)	2015(1)
Metal Sold
Silver (000’s ozs)	4,289	5,561	4,496	4,800	5,212	4,563	6,244	5,492
Gold (000’s ozs)	110.3	115.9	100.7	108.8	98.1	50.6	59.8	59.8
Lead (000’s t)	2	2.2	2.3	1.9	2.4	2.4	3.4	2.6
Zinc (000’s t)	2.8	2.8	2.8	2.7	3.5	3.3	4.5	2.8
Realized Price
Silver in concentrate (per oz)	$15.72	$19.22	$14.45	$20.64	$18.95	$15.92	$14.1	$14.33
Gold in doré (per oz)	$1,248	$1,201	$1,197	$1,321	$1,255	$1,166	$1,089	$1,106
Lead (per t)	$2,138	$2,588	$2,036	$2,204	$1,779	$1,590	$1,804	$1,764
Zinc (per t)	$2,601	$2,960	$2,872	$2,513	$2,237	$1,875	$1,549	$1,653
LBMA/LME Price(2)
Silver (per oz)	$17.21	$17.42	$17.19	$19.61	$16.78	$14.85	$14.77	$14.91
Gold (per oz)	$1,257	$1,219	$1,220	$1,335	$1,259	$1,181	$1,105	$1,124
Lead (per t)	$2,161	$2,278	$2,149	$1,873	$1,719	$1,744	$1,681	$1,712
Zinc (per t)	$2,596	$2,780	$2,517	$2,255	$1,918	$1,679	$1,612	$1,844
Revenues(7)	$209,576	$251,046	$189,398	$234,721	$228,251	$132,133	$154,891	$145,736
Total operating costs	$135,291	$146,878	$141,552	$123,084	$138,220	$77,522	$73,554	$105,614
Earnings (loss) from operations	$56,975	$88,283	$31,466	$99,425	$65,022	$46,355	$(146,973))	$26,118
Earnings (loss)(8)	$33,487	$74,697	$315	$63,011	$16,742	$37,808	$(107,717))	$13,255
Earnings (loss) per common share
Basic	$0.11	$0.24	$—	$0.20	$0.05	$0.17	$(0.47))	$0.06
Diluted	$0.11	$0.24	$—	$0.20	$0.05	$0.17	$(0.47))	$0.06
Adjusted earnings(3)	$33,846	$75,069	$18,415	$65,657	$57,873	$35,489	$51,005	$18,410
Adjusted earnings per Common Share(3)
Basic	$0.11	$0.24	$0.06	$0.21	$0.19	$0.16	$0.22	$0.08
Diluted	$0.11	$0.24	$0.06	$0.21	$0.19	$0.16	$0.22	$0.08
Weighted average shares outstanding - Basic	312,787	311,948	311,653	311,407	305,985	227,760	227,620	227,372
Weighted average shares outstanding - Diluted	312,869	312,025	311,786	312,108	306,174	227,898	227,764	227,590
Dividends paid	$18,740	$18,695	$18,672	$18,654	$18,419	$13,657	$13,640	$13,627
Net cash flow provided by operating activities	$96,068	$78,575	$107,021	$78,679	$37,678	$25,293	$54,163	$52,690
Cash flow provided by operating activities before changes in working capital	$99,446	$132,851	$74,669	$125,987	$115,951	$69,319	$96,786	$52,962
Cash and cash equivalents	$190,636	$175,397	$163,368	$142,426	$151,707	$90,790	$108,667	$110,553
Total assets (000'S)	$3,129.2	$3,092.9	$3,071.3	$3,033.2	$2,981.7	$2,005.9	$2,002.5	$2,205.3
Total non-current liabilities	$316,510	$340,202	$348,663	$276,180	$269,984	$194,679	$187,550	$255,626
Total cash costs net of by-product credits silver(3)(4)	$6.73	$5.72	$6.48	$6.50	$6.07	$4.51	$2.23	$6.75
Total cash costs net of by-product credits gold(3)	$601	$574	$594	$625	$647	$638	$541	$548
All-in sustaining costs per ounce net of by-product credits silver(3)	$10.01	$8.11	$9.76	$8.68	$8.16	$5.97	$4.85	$9.72
All-in sustaining costs per ounce net of by-product credits gold(3)(5)(6)	$925	$860	$945	$974	$973	$825	$774	$729

10

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.

(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(3)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(4)	Q4 2015 includes the impact of a $16.2 million reversal of the royalty accrued for the increased 10% royalty regime (accrued earlier in 2015) resulting in a positive impact of $2.94 per ounce.

(5)
All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(6)
All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(7)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(8)
Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(9)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration drill programs.

Commercial production at Shahuindo was declared on May 1, 2016 and therefore the comparative Q2 2016 period excludes results from Shahuindo prior to this date, except where noted.

Q2 2017 vs. Q2 2016

The Company generated earnings of $33.5 million for Q2 2017 compared to earnings of $16.7 million for Q2 2016. The earnings for Q2 2017 were positively impacted by the inclusion of a full quarter of results from the Shahuindo mine offset by approximately one million fewer silver ounces sold at lower average prices than in Q2 2016. Prior year also included approximately $11 million in transaction costs related to the Lake Shore acquisition, and a pre-tax loss of approximately $32 million related to the conversion of the Lake Shore debenture.

Revenues

During Q2 2017, the Company sold 4.2 million silver ounces in concentrate at an average realized price of $15.72 compared to 5.2 million silver ounces in concentrate at an average realized price of $18.95 during Q2 2016. During Q2 2017, the Company sold 1.6 thousand gold ounces in concentrate compared to 2.0 thousand gold ounces in concentrate during Q2 2016. During Q2 2017, the Company sold 2.0 thousand tonnes of lead and 2.8 thousand tonnes of zinc in concentrate at realized prices of $2,138 and $2,601 per tonne, respectively, compared to 2.4 thousand tonnes of lead and 3.5 thousand tonnes of zinc in concentrate at realized prices of $1,779 and $2,237 per tonne, respectively, during Q2 2016.

During Q2 2017, the Company sold 108.6 thousand ounces of gold in doré, at an average realized price of $1,248 per ounce compared to 104.5 thousand ounces of gold in doré (which includes 5.3 thousand pre-commercial production ounces from Shahuindo) at an average realized price of $1,257 per ounce during Q2 2016. Q2 2017 ounces of gold in doré sold include 42.7 thousand ounces from the Timmins mines, 45.7 thousand ounces from La Arena and 20.2 thousand ounces from Shahuindo.

Total revenues decreased by approximately $18.7 million or 8% from $228.3 million to $209.6 million, net of treatment and refining charges during Q2 2017 when compared to Q2 2016. This change was the result of approximately one million fewer ounces of silver in concentrate sales at a 17% lower average realized price during the quarter offset by full three months of commercial production revenues from Shahuindo.

11

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $92.2 million for Q2 2017 compared to $92.2 million during Q2 2016.

Royalties

During Q2 2017, royalty expense was $5.5 million, comprised of $3.9 million in Guatemala and $1.6 million in Canada compared to$9.2 million in Q2 2016. This decrease reflected the impact of reduced silver sales in concentrate of approximately 1 million ounces compared to Q2 2016 at a 17% lower average realized price. As of July 5, 2017, the Guatemalan voluntary royalty agreements were terminated pursuant to the terms of the contract when the government suspended the Escobal license.

Depreciation and depletion

During Q2 2017, depreciation and depletion was $37.6 million compared to $36.7 million in Q2 2016. This increase of $0.9 million was primarily due to the inclusion of a full quarter of depletion and depreciation from the Shahuindo mine, offset by slightly reduced depletion and depreciation from Escobal.

Other operating expenses

Exploration expenses

Exploration expenses were $5.9 million for Q2 2017 compared to $2.4 million in Q2 2016. This $3.5 million increase is the result of the increased exploration expenditures in Canada of $2.3 million combined with increased expenses of $1.1 million in Peru when compared to Q2 2016. The overall increase in exploration is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru.

General and administrative expenses

General and administrative expenses were $11.4 million for Q2 2017 compared to $22.6 million for Q2 2016. The $11.2 million decrease relates primarily to $10.3 million in transaction costs included in Q2 2016.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.4 million was recognized during Q2 2017 compared to a gain of $1.3 million recognized during Q2 2016. The $1.7 million change is the result of the appreciation and depreciation of foreign currencies against the USD including $(0.3) million related to the Canadian dollar, $0.5 million related to the Guatemalan Quetzal and $1.3 million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q2 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

12

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Tax expense

Income tax expense for Q2 2017 was $21.7 million, representing an effective rate of 39%. The effective tax rate in Q2 2017 was impacted by a deferred tax recovery related to the effect of foreign exchange rates on the tax basis of the Company’s Peruvian assets. Income tax expense for Q2 2016 was $18.9 million, representing an effective rate of 53% which was impacted by the $32.3 million loss realized on conversion of the debentures.

Q2 2017 vs. Q1 2017

The Company generated earnings of $33.5 million for Q2 2017 compared to earnings of $74.7 million for Q1 2017. The earnings for Q2 2017 were negatively impacted by 18% lower average realized price for silver and a decrease of approximately 1.3 million silver ounces sold at Escobal when compared to Q1 2017.

Revenues

During Q2 2017, the Company sold 4.2 million silver ounces in concentrate at an average realized price of $15.72 compared to 5.5 million silver ounces in concentrate at an average realized price of $19.22 during Q1 2017. During Q2 2017, the Company sold 1.6 thousand gold ounces in concentrate compared to 1.9 thousand gold ounces in concentrate during Q1 2017. During Q2 2017, the Company sold 2.0 thousand tonnes of lead and 2.8 thousand tonnes of zinc in concentrate at realized prices of $2,138 and $2,601 per tonne, respectively, compared to 2.2 thousand tonnes of lead and 2.8 thousand tonnes of zinc in concentrate at realized prices of $2,588 and $2,960 per tonne, respectively, during Q1 2017.

During Q2 2017, the Company sold 108.6 thousand ounces of gold in doré, at an average realized price of $1,248. Q2 2017 ounces of gold in doré sold include 42.7 thousand ounces from the Timmins mines and 20.2 thousand ounces from Shahuindo compared to 49.4 thousand ounces and 15.7 thousand ounces during Q1 2017, from the Timmins and Shahuindo mines, respectively.

Total revenues decreased by approximately $29.7 million or 40% from $74.7 million to $33.5 million, net of treatment and refining charges during Q2 2017 when compared to Q1 2017. This change is the result of a decrease in silver in concentrate sales of approximately 1.3 million ounces combined with a decrease in realized silver metal prices of approximately 18% during Q2 2017 compared to Q1 2017.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $92.2 million for Q2 2017 compared to $97.4 million during Q1 2017. The decrease was primarily due to the reduction of approximately 1.3 million ounces of silver sold at Escobal offset by increases at La Arena and Shahuindo.

Royalties

During Q2 2017, royalty expense was $5.5 million, comprised of $3.6 million in Guatemala and $1.9 million in Canada compared to $7.6 million in Q1 2017, comprised of $6.1 million in Guatemala and $1.5 million in Canada. This decrease reflects the impact of the reduction in average realized price of 18% quarter on quarter combined with the impact of reduced silver sales of approximately 1.3 million ounces. As of July 5, 2017, the Guatemalan voluntary royalty agreements were terminated pursuant to the terms of the contract when the government suspended the Escobal license.

Depreciation and depletion

During Q2 2017, depreciation and depletion was $37.6 million compared to $41.8 million in Q1 2017. This decrease of $4.2 million was primarily due to decreased production from the Escobal mine.

13

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other operating expenses

Exploration expenses

Exploration expenses were $5.9 million for Q2 2017 compared to $4.2 million in Q1 2017. This $1.7 million increase was the result of increased exploration expenditures in Canada of $0.5 million combined with increased expenses of $2.6 million in Peru when compared to Q1 2017. The overall increase in exploration is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru.

General and administrative expenses

General and administrative expenses were $11.4 million for Q2 2017 compared to $11.7 million for Q1 2017.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.4 million was recognized during Q2 2017 compared to a loss of $0.6 million recognized during Q1 2017. The $0.2 million change is the result of the appreciation and depreciation of foreign currencies against the USD including $0.5 million related to the Canadian dollar, $(0.3) million related to the Guatemalan Quetzal and $(0.4) million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q2 2017 was $21.7 million, representing an effective rate of 39%. The effective tax rate in Q2 2017 was impacted by a deferred tax recovery related to the effect of foreign exchange rates on the tax basis of the Company’s Peruvian assets. Income tax expense for Q1 2017 was $11.2 million, representing an effective rate of 13%.

14

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q2 2017 AND Q2 2016(3)(4)

Selected quarterly segmented operational information from continuing operations for Q2 2017 and Q2 2016 is as follows:

	Q2 2017/Q2 2016
	Escobal	La Arena	Shahuindo(3)	Timmins mines(4)	Total
Revenues	$73,416	$56,741	$25,801	$53,618	$209,576
	$103,658	$63,926	$21,540	$39,127	$228,251
Silver produced (000’s ozs)	4,078	7	31	5	4,121
	5,717	6	17	5	5,745
Gold produced (000’s ozs)	2	48	21	41	112
	3	51	17	39	110
Silver sold (000’s ozs)	4,247	5	31	5	4,288
	5,184	5	15	5	5,209
Gold sold (ozs)	2	46	20	43	110
	2	51	22	31	107
Average realized price(1) (per oz)
Silver	$15.72	$—	$—	$—	$15.72
	$18.95	$—	$—	$—	$18.95
Gold	$1,248	$1,241	$1,251	$1,255	$1,248
	$1,362	$1,244	$1,267	$1,263	$1,257
Costs per ounce produced(2)(5)
Total cash costs net of by-product credits silver	$6.73	$—	$—	$—	$6.73
	$6.07	$—	$—	$—	$6.07
Total cash costs net of by-product credits gold	$—	$579	$590	$633	$601
	$—	$649	$684	$634	$647
All-in sustaining costs net of by-product credits silver	$10.01	$—	$—	$—	$10.01
	$8.16	$—	$—	$—	$8.16
All-in sustaining costs net of by-product credits gold	$—	$789	$1,020	$1,032	$925
	$—	$880	$997	$1,087	$973

(1)
Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.22 and $1,257, respectively for Q2 2017 and $15.82 and $1,221, respectively for Q2 2016. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. The 16,945 gold ounces produced in doré and 22,093 gold ounces sold at Shahuindo for Q2 2016 as presented include one month of pre-commercial production ounces produced and sold (5,816 gold ounces in doré produced and 5,252 ounces of gold in doré sold in the month of April 2016).

(4)	Table has been updated to reflect current period presentation.

(5)	Numbers may not calculate due to rounding.

15

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2017 AND Q2 YTD 2016(3)(4)(6)

Selected quarterly segmented operational information from continuing operations for Q2 YTD 2017 and Q2 YTD 2016 is as follows:

	Q2 YTD 2017/Q2 YTD 2016
	Escobal	La Arena	Shahuindo(4)	Timmins mines(3)	Total
Revenues	$186,523	$115,775	$45,250	$113,074	$460,622
	$181,826	$117,891	$21,540	$39,127	$360,384
Silver produced (000’s ozs)	9,692	14	65	11	9,782
	11,412	12	22	10	11,456
Gold produced (000’s ozs)	4	101	41	85	231
	6	98	25	39	167
Silver sold (000’s ozs)	9,773	13	58	11	9,855
	9,745	11	17	10	9,783
Gold sold (ozs)	3.6	94.6	35.9	92.1	226.2
	4.1	97.4	24.4	31.2	157.1
Average realized price(1) (per oz)
Silver	$17.70	$—	$—	$—	$17.70
	$17.53	$—	$—	$—	$17.53
Gold	$1,281	$1,218	$1,232	$1,206	$1,222
	$1,363	$1,209	$1,267	$1,263	$1,231
Costs per ounce produced(2)(5)
Total cash costs net of by-product credits silver	$6.15	$—	$—	$—	$6.15
	$5.29	$—	$—	$—	$5.29
Total cash costs net of by-product credits gold	$—	$544	$587	$639	$587
	$—	$645	$684	$634	$645
All-in sustaining costs net of by-product credits silver	$8.91	$—	$—	$—	$8.91
	$7.06	$—	$—	$—	$7.06
All-in sustaining costs net of by-product credits gold	$—	$733	$949	$1,052	$892
	$—	$859	$997	$1,087	$930

(1)
Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.32 and $1,238, respectively for Q2 YTD 2017 and $15.82 and $1,221, respectively for Q2 YTD 2016. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Comparative Q2 YTD 2016 numbers exclude operational and financial information from the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold.

(4)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. The 24.5 thousand gold ounces produced in doré and 24.4 thousand gold ounces sold at Shahuindo for Q2 YTD 2016 as presented include four months of pre-commercial production ounces produced and sold (13.4 thousand gold ounces produced in doré and 7.6 thousand ounces of gold sold in doré for the period of January through April 2016).

(5)	Table has been updated to reflect current period presentation.

(6)	Numbers may not calculate due to rounding.

16

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS
Escobal mine

	Q2 2017(4)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(4)
Tonnes Milled (000’s)	298	399	688	787
Average Tonnes Milled (tpd)	3,273	4,388	3,799	4,326
Average Metal Grades
Silver (g/t)	490	509	507	516
Gold (g/t)	0.32	0.35	0.33	0.38
Lead	0.76%	0.77%	0.71%	0.79%
Zinc	1.25%	1.3%	1.16%	1.32%
Average Metal Recovery(2)
Silver	87%	88%	86%	87%
Gold	60%	60%	60%	62%
Lead	87%	88%	86%	88%
Zinc	78%	78%	76%	79%
Recovered Metal(2)
Silver Ounces (000’s)	4,078	5,717	9,692	11,412
Gold Ounces(000’s)	1.9	2.7	4.3	6.0
Lead Tonnes (000’s)	2.0	2.7	4.2	5.4
Zinc Tonnes (000’s)	2.9	4.0	6.1	8.3
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$10.07	$8.61	$9.22	$7.70
Total cash costs per ounce net of by-product credits	$6.73	$6.07	$6.15	$5.29
All-in sustaining costs per ounce net of by-product credits	$10.01	$8.16	$8.91	$7.06
Capital Expenditures	$9,147	$7,295	$19,062	$12,588
Sustaining Capital	$9,147	$6,680	$19,062	$10,827
Non-Sustaining Capital	$—	$615	$—	$1,761

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.

(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(3)
Non-GAAP financial measures are described in the "Non-GAAP financial measures" section of this MD&A and include a reconciliation to total operating costs from the Company's interim financial statements.

(4)	Numbers may not calculate due to rounding.
Property overview
The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations are exploiting the intermediate sulfidation silver-gold-lead-zinc mineralization by underground longhole stoping methods at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.
Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2017 totaled 23.7 million tonnes at an average silver grade of 351 grams per tonne (“g/t”) containing 267.5 million ounces of silver, with significant quantities of gold and base metals.
Financial and cost per ounce overview
Q2 2017 concentrate sales generated $73.4 million in revenues at mine operating costs of $42.1 million resulting in mine operating earnings of $31.3 million. Concentrate sales for Q2 2016 generated $103.7 million in revenues at operating costs of $53.8 million resulting in mine operating earnings of $49.9 million.

17

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2017 concentrate sales generated $186.5 million in revenues at mine operating costs of $95.6 million resulting in mine operating earnings of $91.0 million. Concentrate sales for Q2 YTD 2016 generated $181.8 million in revenues at operating costs of $100.2 million resulting in mine operating earnings of $81.6 million.

Total cash costs net of by-product credits for Q2 2017 were $6.73 per ounce compared to $6.07 per ounce for Q2 2016, an increase of $0.66 per ounce or 11%. All-in sustaining costs for Q2 2017 were $10.01 per ounce compared to $8.16 per ounce in Q2 2016, an increase of $1.85 per ounce, or 23%. The increase in total cash costs and all-in sustaining costs was primarily the result of a decrease in silver ounces produced of approximately 1.6 million ounces quarter on quarter as a result of slowing operations during the roadblock in Guatemala. All-in sustaining costs were also impacted by a $2.4 million increase in sustaining capital.

Total cash costs net of by-product credits for Q2 YTD 2017 were $6.15 per ounce compared to $5.29 per ounce for Q2 YTD 2016, an increase of $0.86 per ounce or 16%. All-in sustaining costs for Q2 YTD 2017 were $8.91 per ounce compared to $7.06 per ounce in Q2 YTD 2016, an increase of $1.85 per ounce, or 26%. The increase in total cash costs and all-in sustaining costs was primarily the result of a reduction in silver ounces produced of approximately 1.7 million ounces. All-in sustaining costs were also impacted by an $8.3 million increase in sustaining capital.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
During Q2 2017, the Escobal Mine delivered approximately 0.3 million tonnes of ore with a contained silver grade of 421 g/t. to the surface. The majority of the production was mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. Production continued in the East Zone with approximately 47 thousand tonnes of ore delivered to surface during Q2 2017.

Underground ramp, sublevel and stope development continued to advance in support of the life of mine production schedule, with approximately 2,000 metres of development and 37,000 metres of longhole production drilling completed in Q2 2017.

Mine operations were reduced between June 8th and June 19th to conserve fuel and operations were further curtailed on June 19th. See the “Highlights - Guatemala Road Block” section of this MD&A.
Mill performance
Mill throughput averaged 3,273 tpd and 3,799 tpd over the entirety of Q2 2017 and Q2 YTD 2017, respectively. The mill processed a total of 0.3 million and 0.7 million tonnes with an average silver recovery of 87% and 86% during Q2 2017 and Q2 YTD 2017, respectively.

In Q2, concentrate production totaled 4.3 thousand dry metric tonnes (“dmt”) of lead concentrate and 5.3 thousand dmt of zinc concentrate containing 3.9 million payable ounces of silver that were shipped to third party smelters. Concentrate production for Q2 YTD totaled 9.4 thousand dmt of lead concentrate and 11.3 thousand dmt zinc concentrate containing approximately 9.1 million payable ounces of silver.

There are approximately 9 thousand tonnes of crushed ore held in the fine ore bin and approximately 60 thousand tonnes in the surface ore stockpile available to expedite the restart of the mill.
Capital projects
The underground dewatering project continued to advance through Q2. A total of seven dewatering wells have been drilled and cased, with two wells developed thus far each producing 80 to 85 gallons per minute as predicted by the hydrogeologic model. Development and commissioning of the five completed wells will begin upon receipt of pumps. The series of dewatering wells are being installed on the 1190 level, currently the lowest production level in the mine, to dewater compartmentalized water-bearing zone in advance of primary ramp development to access the lower half of the Central zone.

Planning and preparation for the intermediate fuel oil ("IFO") power plant continues, with the environmental permit expected to be approved by the Ministry of Environment and Natural Resources ("MARN") early in Q3. Upon receipt of the approval from MARN, an application for construction and operation of the IFO plant will be submitted to the Ministry of Energy and Mines.

18

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q2 2017(4)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(4)
Tonnes Ore Mined (000’s)	3,187	3,961	6,600	7,594
Strip Ratio	1.9	2.1	2.0	2.2
Tonnes Placed on Pads(1) (000’s)	3,199	3,770	6,612	7,402
Average Gold Grade(g/t)	0.46	0.48	0.50	0.48
Gold Ounces Placed on Pads (000’s)	48	58	105	114
Gold Ounces Recovered (000’s)	48	51	101	98
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$581	$647	$546	$644
Total cash costs per ounce net of by-product credits	$579	$649	$544	$645
All-in sustaining costs per ounce net of by-product credits	$789	$880	$733	$859
Capital Expenditures(3)	$6,414	$7,822	$12,319	$12,990
Sustaining Capital	$6,414	$7,822	$12,319	$12,990
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Capital expenditures exclude non-sustaining capital related to La Arena Phase II.

(4)	Numbers may not calculate due to rounding.
Property overview
The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column absorption-desorption-refining processes which produce a gold-rich doré for sale to international refineries.
Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2017 totaled 54.1 million tonnes at an average gold grade of 0.41 g/t containing 715 thousand ounces of gold.
The La Arena Phase II Project (“La Arena Phase II”), a distinct copper-gold porphyry deposit is located immediately adjacent to the La Arena oxide deposit. The previously planned National Instrument 43-101 (“NI 43-101”) Preliminary Economic Assessment (“PEA”) study has been deferred pending the outcome of matters in Guatemala.
Financial and cost per ounce overview
Q2 2017 gold sales generated $56.7 million in revenues at mine operating costs of $33.8 million resulting in mine operating earnings of $22.9 million. Q2 2016 gold sales generated $63.9 million in revenues at mine operating costs of $43.2 million resulting in mine operating earnings of $20.7 million.

Q2 YTD 2017 gold sales generated $115.8 million in revenues at mine operating costs of $65.3 million resulting in mine operating earnings of $50.5 million. Q2 YTD 2016 gold sales generated $117.9 million in revenues at mine operating costs of $74.2 million resulting in mine operating earnings of $43.7 million.

19

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs net of by-product credits for Q2 2017 were $579 per ounce compared to $649 per ounce for Q2 2016, a decrease of $70 per ounce, or 11%. All-in sustaining costs for Q2 2017 were $789 per ounce compared to $880 per ounce for Q2 2016, a decrease of $91 per ounce, or 10%. The decrease in total cash costs net of by-product credits and all-in sustaining costs per ounce resulted from an improved strip ratio in Q2 2017.

Total cash costs net of by-product credits for Q2 YTD 2017 were $544 per ounce compared to $645 per ounce for Q2 2016, a decrease of $101 per ounce, or 16%. All-in sustaining costs for Q2 YTD 2017 were $733 per ounce compared to $859 per ounce for Q2 YTD 2016, a decrease of $126 per ounce, or 15%. The decrease in total cash costs net of by-product credits and all-in sustaining costs per ounce resulted from a higher average grade in Q2 YTD 2017 combined with the improved strip ratio during the period. In addition, during Q1 2017 changes to production reporting to include in-carbon gold inventory as well as gold poured in doré resulted in a one-time impact to production of 6.6 thousand ounces of in-carbon inventory and decreased total cash costs net of by-product credits and all-in sustaining costs by $38 and $52 per ounce, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Calaorco pit totaled 3.2 million and 6.6 million tonnes of ore at average gold grades of 0.46 g/t and 0.50 g/t containing 47.5 thousand and 105.4 thousand gold ounces in Q2 2017 and Q2 YTD 2017, respectively. All ore tonnes mined were sent directly to the leach pads except for 0.1 million tonnes of low grade intrusive ore which was stockpiled. An additional 113 thousand tonnes at an average gold grade of 0.35 g/t containing 1.3 thousand ounces of gold were added to the leach pad from the stockpile in Q2.

Mining operations continue to be focused in the Phase 4, Phase 5 and Phase 6 areas of the Calaorco pit. Ore is currently being produced from Phase 4 and Phase 5, with Phase 6 under development. Phase 3 of the Calaorco pit was depleted in Q1 2017.
Absorption, desorption and refining process plant
The absorption, desorption and refining process plant performed well with an average of 11.7 hectares under irrigation throughout Q2 2017.

The La Arena plant recovered 47.9 thousand and 100.8 thousand ounces of gold during Q2 2017 and Q2 YTD 2017. Gold recovery continues to be approximately 86%.

20

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo mine

	Q2 2017(4)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(4)
Tonnes Ore Mined (000’s)	1,520	1,417	2,875	2,507
Strip Ratio	1.2	0.8	1.0	0.6
Tonnes Placed on Pads(1) (000’s)	1,327	904	2,316	1,695
Average Gold Grade(g/t)	0.65	0.84	0.64	0.89
Gold Ounces Placed on Pads (000’s)	28	24	48	49
Gold Ounces Recovered (000’s)	21	17	41	25
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$615	$699	$611	$699
Total cash costs per ounce net of by-product credits	$590	$684	$587	$684
All-in sustaining costs per ounce net of by-product credits	$1,020	$997	$949	$997
Capital Expenditures(3)	$16,712	$14,087	$25,031	$29,778
Sustaining Capital	$4,870	$1,476	$7,523	$1,476
Non-Sustaining Capital	$11,842	$12,611	$17,508	$12,611

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)
Commercial production at Shahuindo was declared on May 1, 2016. The figures presented for Q2 YTD 2016 include pre-commercial production. The Company has not calculated costs per ounce for pre-commercial production operations.

(4)	Numbers may not calculate due to rounding.

Property overview
The Shahuindo mine is located in the province of Cajabamba of northern Peru, approximately 510 km north-northwest of Lima and 30 km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in Q3 2017. The mine is currently operating at a rate of 10,000 tpd and scheduled to increase to 36,000 tpd in by the end of 2018 (see also “Future Developments – 2017 guidance” section in this MD&A and “Capital Projects” below). The Company declared commercial production at Shahuindo in May 2016.
Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2017 totaled 110.3 million tonnes at an average gold grade of 0.52 g/t containing 1.9 million ounces of gold.
Financial and cost per ounce overview
Q2 2017 gold sales generated $25.8 million in revenues at mine operating costs of $17.7 million resulting in mine operating earnings of $8.1 million. Q2 YTD 2017 gold sales generated $45.2 million in revenues at mine operating costs of $35.1million resulting in mine operating earnings of $10.1 million. Gold sales generated $21.5 million in revenues at mine operating costs of $8.1 million resulting in mine operating earnings of $13.4 million.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q2 2017 were $590 and $1,020 per ounce, respectively compared to $684 and $997 for Q2 2016, respectively. The decrease in total cash costs net of by-product credits was the result of an increase in gold ounces produced for the period. All-in sustaining costs per ounce were higher as a result of an increase in capital spending.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q2 YTD 2017 were $587 and $949 per ounce, respectively compared to $684 and $997 for Q2 YTD 2016, respectively. The decrease in total cash costs net of by-product credits and all-in sustaining costs per ounce resulted from an

21

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

increase in gold production during 2017 as compared to 2016. Changes to production reporting in Q1 2017 to include in-carbon gold inventory as well as gold poured in doré resulted in a one-time impact to production from the initial recognition of 2.4 thousand ounces of in-carbon gold inventory and decreased total cash costs net of by-product credits and all-in sustaining costs by $36 and $60 per ounce, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Shahuindo pit totaled 1.5 million and 2.9 million tonnes of ore at an average strip ratio of 1.2 and 1.0 during Q2 2017 and Q2 YTD 2017, respectively. A total of 1.3 million and 2.3 million tonnes at average gold grades of 0.65 g/t and 0.64 g/t containing 27.6 thousand and 47.9 thousand gold ounces were placed on the leach pads during Q2 2017and Q2 YTD 2017, respectively.

Fine-grained siltstone ore continues being blended with coarser-grained sandstone ores in order to optimize leaching permeability. This is planned to continue until the initial crushing and agglomeration circuit is commissioned, expected in Q3 2017.
Absorption, desorption and refining process plant
The Shahuindo plant recovered 21.3 thousand and 40.7 thousand ounces of gold during Q2 2017 and Q2 YTD 2017, respectively.

Secondary leaching at Pad 1 continues to contribute ounces to gold production. Primary leaching is now focused on Pad 2A which is resulting in fast leach cycles attributable to optimized coarse/fine ore blending. The average area under leach was 9.0 hectares during Q2 2017. Overall gold recovery increased from 58% in January to 63% at the end of Q2 2017, in line with the ramp up to an ultimate recovery of 67% for run-of-mine material.
Capital projects
Detailed engineering of the foundation platform for Pad 2B was completed in June 2017 and construction will begin in the third quarter. Pad 2B is scheduled to be placed into production in Q3 2018.

Phase 1 of the south waste rock dump is pending final approval by the local mining authority. The south waste rock dump has sufficient capacity to accommodate waste rock material mined from the Shahuindo pit through the end of 2018.

Construction of the initial 12,000 tpd crushing and agglomeration circuit continued in Q2. The project remains on schedule for commissioning in Q3 2017. The Company anticipates finalizing the purchase order for the additional 24,000 tpd crushing and agglomeration equipment in early Q3 2017 with installation complete and commissioning underway by mid-year 2018. As with any mining operation, water is a critical element for the success of the Shahuindo expansion to 36,000 tpd and drilling in Q2 successfully identified significant water-bearing strata within the Company's land holdings. Although it is too early to ascertain the long-term productivity of the water source, the Company is sufficiently encouraged by the results to date to continue the project which is planned to reach the full 36,000 tpd production rate by the end of 2018, providing an expected 80% ultimate gold recovery, in line with the pre-feasibility study.

Of the $80 million total project budget for the crushing and agglomeration circuit, approximately $30.8 million has been spent through June 30, 2017 ($12.7 million spent in Q2 2017 and $18.4 million spent in Q2 YTD 2017). Of the remaining amount, the Company has $16.0 million in commitments with the balance expected to be spent in the second half of 2017 to complete the 12,000 tpd plant and $33.2 million to complete the expanded 36,000 tpd plant. Capital expenditures are expected to be higher through Q4 2017 based on the timing of permits received and minor delays due to the heavy rains during Q1 2017 and the timing of scheduled construction activities associated with crushing and agglomeration and leach pads.

22

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins mines

	Q2 2017(3)	Q2 2016(3)	Q2 YTD 2017(3)	Q2 YTD 2016(2)(3)
Tonnes Ore Mined (000’s)	349	300	682	300
Tonnes Ore Milled (000’s)	356	300	673	300
Average Tonnes Milled (tpd)	3,908	3,298	3,716	3,298
Average Gold Grade(g/t)	3.75	4.18	4.08	4.18
Average Gold Recovery	97%	96%	97%	96%
Gold Ounces Recovered (000’s)	41	39	85	39
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$635	$637	$641	$637
Total cash costs per ounce net of by-product credits	$633	$634	$639	$634
All-in sustaining costs per ounce net of by-product credits	$1,032	$1,087	$1,052	$1,087
Capital Expenditures	$31,357	$35,754	$55,772	$35,754
Sustaining Capital	$11,850	$15,493	$26,436	$15,493
Non-Sustaining Capital	$19,507	$20,261	$29,336	$20,261

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Results prior to the acquisition date of April 1, 2016 are excluded.

(3)	Numbers may not calculate due to rounding.

Property overview
Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.
Bell Creek
The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 900 tpd. Ore is processed at the Bell Creek mill.
Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2017 totaled 1.8 million tonnes at an average gold grade of 4.4 g/t containing 245 thousand ounces of gold.
Timmins West
The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.
Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2017 totaled 2.0 million tonnes at an average gold grade of 3.7 g/t containing 233 thousand ounces of gold.
Bell Creek Mill
The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.

23

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
Q2 2017 gold sales generated $53.6 million in revenues at mine operating costs of $41.7 million resulting in mine operating earnings of $11.9 million. Q2 YTD 2017 gold sales generated $113.1 million in revenues at mine operating costs of $86.1 million resulting in mine operating earnings of $26.9 million. As a result of the acquisition of Lake Shore Gold on April 1, 2016, both Q2 2016 and Q2 YTD 2016 results are equivalent. Gold sales generated $39.1 million in revenues at mine operating costs of $33.2 million resulting in mine operating earnings of $5.9 million.

Total cash costs net of by-product credits for Q2 2017 were $633 per ounce compared to $634 per ounce for Q2 2016. All-in sustaining costs for the Q2 2017 were $1,032 per ounce compared to $1,087 per ounce during Q2 2016.

Total cash costs net of by-product credits for Q2 YTD 2017 were $639 per ounce compared to $634 per ounce for Q2 YTD 2016. All-in sustaining costs for the Q2 YTD 2017 were $1,052 per ounce compared to $1,087 per ounce during Q2 YTD 2016,

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Bell Creek
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,800 metres and 5,300 metres of development completed in Q2 2017 and Q2 YTD 2017, respectively. Infill and definition drilling at the Bell Creek mine totaled 14,000 metres and 28,000 metres in Q2 2017 and Q2 YTD 2017, respectively.

The Bell Creek mine delivered 82 thousand and 153 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q2 2017 and Q2 YTD 2017, respectively.
Timmins West
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,800 metres and 5,600 metres of development completed in Q2 2017 and Q2 YTD 2017. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q2 2017 and Q2 YTD 2017 to improve resource/reserve definition totaled 31,000 metres and 68,000 metres, respectively.

The Timmins West mine delivered approximately 0.3 million and 0.5 million tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q2 2017 and Q2 YTD 2017, respectively.
Mill processing
Mill operations averaged 3,908 tpd and 3,716 tpd in Q2 2017 and Q2 YTD 2017, respectively. The mill processed a total of 0.4 million and 0.7 million tonnes with an average gold feed grade of 3.75 g/t and 4.08 g/t recovering 41.4 thousand and 85.3 thousand gold ounces in Q2 2017 and Q2 YTD 2017, respectively. Process recovery for Q2 2017 and Q2 YTD 2017 averaged 97%.

Construction of the Phase 5 tailings facility expansion at the Bell Creek Mill continued in Q2 2017 and is expected to be complete by the end of the year.
Capital projects
The Bell Creek Shaft Project continued on schedule during Q2 2017. Excavation of the second of three pilot raises was completed during the period while the first pilot leg was enlarged to the final shaft dimension. The third of the three pilot raises is set to commence in Q3 2017. Shaft rehabilitation also progressed well during the quarter and is complete down to the 300m elevation with new sets, guides and services installed. The internal sinking plant is encountered some equipment issues during commissioning and replacements are being procured. This is not expected to impact the schedule at this time and elements of the plant were used to complete a portion of the shaft rehabilitation between the 255m and 300m levels. Surface construction

24

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

continued in Q2 with the new administration complex approximately 80% completed and the new security complex construction started. Demolition of the historical hoisting plant was completed in Q2 and excavation for the new foundations has commenced.

Of the $80 million total budget for the BC Shaft Project, approximately $31.6 million has been spent to June 30, 2017 ($12.6 million spent in Q2 2017 and $21.2 million spent Q2 YTD 2017). Of the remaining amount, the Company has $11.1 million in commitments with the balance expected to be spent in the second half of 2017 and early 2018. The project remains on schedule and budget.

PROJECTS
La Arena Phase II Project
La Arena Phase II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing oxide gold deposit at the La Arena mine in Peru. Modeling of the La Arena porphyry was completed and incorporated into a three dimensional geologic model in 2016 which formed the basis for a new resource estimate and internal project scoping study. Pending resolution of matters in Guatemala, the Company has discontinued work on the La Arena II preliminary economic assessment.

In Q2 2017, one core hole was drilled to 1,103 metres to test the La Arena porphyry at depth and two core holes totaling 1,243 metres were drilled to collect samples for metallurgical test work. An additional metallurgical hole was completed in early Q3 2017.
Fenn-Gib
The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category.

A total of 20,845 metres of infill and extension surface drilling was completed in Q2 (35,871m YTD). Infill drilling included 42 holes (17,013 metres in Q2; 32,039m YTD) focused on definition of the central portion of the conceptual open pit to upgrade Inferred resources to the Indicated category. Results to date are generally in line with previous drilling with an updated resource model and metallurgical test work currently underway. Ten holes (3,832 metres) were drilled along strike extensions up to 700 metres east and west of the current open pit resource. Sampling and assaying of these initial holes is in progress.

Work continues to refine the geologic model and enhance metallurgical characterization, assess socio-economic and environmental factors and develop a new Mineral Resource estimate. The Company has slowed the work at Fenn-Gibb as we review our costs going forward and, therefore, will most likely not release a PEA of the project this year as originally planned.

EXPLORATION
Guatemala

Exploration continued during the quarter with underground drilling in the area between the East and Central Escobal zones. Two holes totaling 328 metres were completed during Q2 prior to the suspension of drilling as the result of the Casillas road blockage. Six holes totaling 2,572 metres have been completed YTD. All recent drilling has concentrated in the western third of the target area where vein, breccia and stockwork correlates with the east extension of the Central Escobal vein and has extended mineralization 250 meters laterally and vertically from the previously defined Central zone reserves.

Guatemala exploration expenditures totaled $0.3 million and $0.5 million during Q2 2017 and Q2 YTD 2017, respectively. (Q2 2016 and Q2 YTD 2016: $0.2 million and $0.3 million, respectively).
Peru
In Peru exploration drilling during Q2 2017 focused on satellite targets at the Shahuindo project and deep extensional and metallurgical drilling at the La Arena Phase II project. In addition, early-staged exploration advanced on select district targets surrounding both the La Arena and Shahuindo resource areas.

25

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Peru exploration expenditures totaled $2.6 million and $4.0 million for Q2 2017 and Q2 YTD 2017, respectively (Q2 2016 and Q2 YTD 2016: $1.5 million and $1.7 million, respectively).
Shahuindo
Exploration at Shahuindo focused on step-out drilling to define the margins of the current resource and to identify new zones outside of the current planned pit. A total of 52 holes for 7,333 metres were completed during Q2 2017 in the San Jose and La Chilca zones on the extreme northwest margin of the Shahuindo resource. Drilling in these areas totaled 36 holes for 6,049 metres YTD.

At La Chilca recent drilling confirmed mineralization 400 metres northwest of the current Shahuindo pit limit in predominately sandstone host rocks. Several secondary parallel trends were also identified southwest of the main Shahuindo-La Chilca trend.

Drilling in the San Jose zone added definition and generally corroborated prior modeling and may influence a push back of the current Shahuindo pit.

Reconnaissance prospecting, sampling and geophysics continued in areas north and northwest of Shahuindo to identify additional early-stage district targets. Trenching in the Tabacos, Alisos and Azules zones (1.2 to 1.5 km north of Shahuindo) exposed wide zones of mineralization within oxidized sandstone host rocks. This area has received little to no prior drilling and offers the potential to add significantly to the Shahuindo resource. Drilling at these early-stage exploration targets is planned as permits are received in late 2017.
Canada
In Canada a total of 41,550 metres (73,216m YTD) of exploration drilling was completed throughout the region during Q2 2017. Of this total, 22,102 metres (37,590m YTD) were related to capital drilling and 19,448 metres (35,626m YTD) were related to expensed exploration drilling. This exploration is part of the Company’s long-term strategy to grow gold mineral reserves and/or mineral resources.

Expensed exploration in Canada amounted to $3.0 million and $5.5 million, respectively, for Q2 2017 and YTD 2017.
Timmins West Complex
Drilling at the Timmins West Complex in Q2 2017 focused on extensional drilling at the Timmins Mine Deposit and exploration on other district targets along the southern144 Trend.

In Q2 2017 extensional drilling at the Timmins Deposit totaled 2,087 metres (3,235m YTD) from surface and 186 metres (186m YTD) from underground. Two daughter holes (1,824 metres) were completed as wedges off a deep surface master hole to test the fold nose structure 30 and 75 metres above structures intersected in the parent hole (500-550m below the current resource). Results from the daughter cuts were similar to the master hole with significant alteration, local veining and sulfides with low grade gold on the north and south limbs of the fold. A second master hole targeting approximately 350 to 400 metres below the current resource was initiated at the end of the quarter.

Extensional underground drilling at the Timmins Deposit also resumed at the end of Q2 from the 910m level exploration drift. One partial wedge hole testing near the 1520m level intersected intense alteration with locally abundant veining and sulfides beneath 2016 drill holes.

Drilling continued along the 144 Trend with 7,863 metres completed in Q2 (15,710m YTD) at the newly defined 144 Offset and 17 zones located 1.5 and 3 km southwest of the 144 South Zone, respectively. Wide spaced drilling (7 holes for 6,816 metres) at the 144 Offset has identified a corridor with broad similarities to the 144 South Zone over a 750 metre strike length and to a 800 metre depth. Results to date confirm continuous structures with significant alteration, local veining and sulfides, with low grade gold.

Drilling at the 17 Zone, a new target area located northeast of the Wakemac portion of the Timmins West land package totaled 1,047 metres in Q2 2017 with one hole completed and a second hole in progress. The limited drilling to date has identified sheared and altered mafic-ultramafic volcanics with locally elevated pyrite-pyrrhotite mineralization.

26

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Gold River
The Gold River Trend East and West deposits are located approximately four kilometres south of the Timmins West mine and contain an Indicated Mineral Resource of 117.4 thousand ounces of gold (0.7 million tonnes at an average gold grade of 5.29 g/t) and an Inferred Mineral Resource of 1.03 million ounces of gold (5.3 million tonnes at an average gold grade of 6.06 g/t). There has been no drilling at Gold River during 2017.
Bell Creek Complex
Exploration in Q2 2017 at the Bell Creek Complex included 6 underground holes for 2,457 metres (5,052m YTD) and 5 surface holes for 3,023 metres (6,522m YTD). Underground drilling focused on the west margin of the Bell Creek resource between the 790 and 460 levels and to the north of the east wedge of Porcupine sediments. Significant drill intercepts in these sectors include 4.5m @ 5.32 g/t Au, 4.2m @ 3.49 g/t Au and 2.1m @ 2.10 g/t Au from holes approximately 75 metres beneath the upper mine workings and 100 metres west of the lower Bell Creek resource.

Drilling was initiated during the quarter at the Wetmore property 1 km south of Bell Creek. Three holes designed to expand previously identified near surface mineralization associated with shallow dipping quartz veins within a northeast trending alteration envelope were completed, with a fourth hole in progress (1,228 metres in Q2). The zone remains open to the east, west and to depth. Follow-up drilling is planned for Q3 2017.
Whitney project
The Whitney project is currently a joint venture with Goldcorp for which the Company is the operator. The Whitney project covers approximately 8.9 square km adjacent to the Bell Creek Complex where recent work by the Company included drilling and environmental studies to support future resource updates.

Q2 2017 drilling included 27 holes totaling 5,089 metres (6,502m YTD) to better refine the conceptual open pit model and initiate drilling on potential underground targets. Open pit drilling (20 holes for 2,782 metres) focused on the east central portion of the resource near the Halnor mine and on the Bonetal target area to the west. Highlights from recent drilling near the central lower pit include 12.2m @ 4.33 g/t Au, 10.0m @ 9.05 g/t Au, 6.1m @ 5.32 g/t Au and 11.8m @ 13.64 g/t Au. Results at Bonetal include broad moderate grade intercepts (20.5m @ 3.13 g/t Au and 16.7m @ 3.28 g/t Au) and a number of narrow high grade intercepts proximal to historic stopes. The open pit portion of the drill program is now complete and work is underway to finalize a new open pit resource estimate.

Further to the Company’s July 5, 2016 announcement regarding a proposed transaction to increase its ownership in the Whitney project to 100%, negotiations for a definitive agreement remain ongoing although the original Letter of Intent expired on December 31, 2016. Any transaction will be subject to the execution of a definitive agreement and to the approval by the Company’s Board of Directors.

Juby
Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, 100 km south of Timmins. Current Mineral Resources include 26.6 million tonnes at an average grade of 1.28 grams per tonne for 1.1 million ounces in the Indicated Mineral Resource category and 96.2 million tonnes at an average grade of 0.94 grams per tonne for 2.9 million ounces in the Inferred Mineral Resource category.

Work continues on data compilation, exploration planning and refinement of the current geologic and resource models. A field program was initiated at the end of Q2 with early activities focused on geochemical soil sampling, bedrock mapping and prospecting.

Drilling planned for late 2017 will initially test open targets northwest of the current Juby resource. Additional drilling is planned as follow-up on new targets generated from ongoing fieldwork. Exploration permit applications have been submitted to the Ministry of Northern Development and Mines (MNDM) for mechanized outcrop stripping and drilling (pending approvals) as part of this year’s evaluation.

27

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW
Q2 2017 vs. Q2 2016
Net cash provided by operating activities totaled $96.1 million for Q2 2017, compared to $37.7 million for Q2 2016. Cash provided by operating activities before changes in working capital was $99.4 million during Q2 2017, compared to $116.0 million during Q2 2016. The decrease in cash provided by operating activities before changes in working capital of $16.5 million was primarily due to the reduced sales in Q2 2017 as compared to Q2 2016. The increase in net cash provided by operating activities of $58.4 million was primarily due to an increase in changes in working capital related to trade and other receivables along with inventories.

Investing activities consisted of additions to property, plant, and equipment of $63.4 million during Q2 2017, compared to $39.5 million during Q2 2016. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, development of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the Shahuindo expansion. Investing activities also included $70.2 million of cash acquired in the Lake Shore Gold acquisition during Q2 2016.

Financing activities resulted in a cash outflow of $18.4 million during Q2 2017 compared to a cash outflow of $9.7 million during Q2 2016. The Q2 2017 outflow was primarily due to the $15.5 million cash payment of dividends, a $0.1 million payment of financing fees, $0.5 million in interest paid and $2.5 million in payments on the finance leases. These outflows were partially offset by $0.2 million in proceeds from the issuance of common shares on exercise of share options. The Q2 2016 cash outflow was primarily due to the $18.4 million cash payment of dividends, $4.2 million in payments on the finance leases and $1.4 million in interest and financing fees paid which were offset by $13.9 million in proceeds from the issuance of common shares on exercise of share options.
Q2 YTD 2017 vs. Q2 YTD 2016
Net cash provided by operating activities totaled $174.6 million for Q2 YTD 2017, compared to $63.0 million for Q2 YTD 2016. Cash provided by operating activities before changes in working capital was $232.3 million during Q2 YTD 2017, compared to $185.3 million during Q2 YTD 2016. . The increases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $47.0 million and $111.7 million, respectively, are primarily due to the inclusion of a full six months of sales from the Timmins mines and the Shahuindo mine.

Investing activities consisted of additions to property, plant, and equipment of $111.6 million during Q2 YTD 2017, compared to $66.9 million during Q2 YTD 2016. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, development of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo.

Financing activities resulted in a cash outflow of $36.2 million during Q2 YTD 2017 compared to a cash outflow of $25.1 million during Q2 YTD 2016. The Q2 YTD 2017 outflow was primarily due to the $30.3 million cash payment of dividends, a $0.2 million payment of financing fees, $1.4 million in interest paid and $5.1 million in payments on the finance leases. These outflows were partially offset by $0.9 million in proceeds from the issuance of common shares on exercise of share options. The Q2 YTD 2016 cash outflow was primarily due to the $32.1 million cash payment of dividends, $5.7 million in payments on the finance leases and $3.3 million in interest and financing fees paid which were offset by $15.5 million in proceeds from the issuance of common shares on exercise of share options.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2016. It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and metals sales, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding existing operations for at least the next twelve months. For details on specific risks, refer to the “Risk Factors” section of this MD&A.

28

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company’s capital consists of the following:

	June 30,	December 31,
	2017	2016
Equity	$2,654,316	$2,572,154
Debt	35,000	35,000
Lease obligations	11,514	15,946
	2,700,830	2,623,100
Cash and cash equivalents	(190,636)	(163,368)
Restricted cash	(5,047)	(4,672)
	$2,505,147	$2,455,060
Financial risk management
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk, which includes sub-categories of foreign exchange risk, interest rate risk and price risk.

During Q2 2017, there were no significant changes to the Company’s exposure to risks resulting from its use of financial instruments or to its financial risk management strategy. For details on specific risks, please refer to the Company’s MD&A for the year ended December 31, 2016.

DEBT FACILITIES
Credit facility
The Company has a credit facility (the “Facility”) with an international bank in the aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on July 10, 2017. The Facility has a two-year term, maturing April 9, 2018.
Revolving credit facility
On July 18, 2017, the Company entered into an Amended and Restated Credit Agreement (“Revolving Facility”) with a syndicate of lenders to increase its revolving credit facility from $150 million to $300 million with a US$50 million accordion feature and to extend the term to July 19, 2021. The Agreement includes terms that limit borrowing to a maximum of $75 million during the suspension of the mining license at Escobal as a result of the CALAS claim, as described in the Company’s press release dated July 5, 2017. In the event the Company's mining license at Escobal remains suspended as of April 1, 2018, an event of default under the Revolving Facility will occur. If the Escobal mining license remains suspended as of April, 1, 2018, the company may consider alternative financing arrangements to meet its strategic needs.
Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.15% to 3.125% or a base rate plus 1.125% to 2.125% which is based on the Company’s consolidated net leverage ratio. The credit facility is secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones.  Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other person. Proceeds may be used for liquidity and general corporate purposes.
Standby fees for the undrawn portion of the Revolving Facility are also on a similar sliding scale basis of between 0.48% and 0.70% (previously 0.56% and 0.81%) and were $0.2 million and $0.4 million for Q2 2017 and Q2 YTD 2017, respectively (Q2 2016 and Q2 YTD 2016: $0.2 million and $0.4 million, respectively). Additional information available in the Company's press release dated July 18, 2017.
Covenants and other information
The Company is currently in compliance with all covenants associated with the Revolving Facility and the Facility.

29

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other than the LIBOR rate reset and revolving credit facility noted above there have been no changes to the Company’s debt facilities during Q2 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016 and Press Release dated July 18, 2017.

LEASE OBLIGATIONS

There have been no significant changes to the Company’s lease obligations during Q2 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.

At June 30, 2017, the Company had total lease obligations of $11.5 million (December 31, 2016: $15.9 million).

COMMITMENTS AND CONTINGENCIES
There have been no significant changes to the Company’s undiscounted commitments during Q2 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.
OFF BALANCE SHEET ARRANGEMENTS
The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities, debt and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset.

In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 4.00% and 6.00%.

At June 30, 2017, the Company had estimated the undiscounted cash flows and present value of the future reclamation obligation arising from its activities to be $98.8 million and $65.1 million, respectively (December 31, 2016: $99.3 million and $64.2 million, respectively).

There were changes to the partial guarantees for the closure obligations of the Shahuindo and Timmins mines during the three and six months ended June 30, 2017. The letter of credit remained at $12.5 million for La Arena while the letters of credit increased to $5.2 million for Shahuindo and the bond increased to $8.7 for the Timmins mines.

30

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ASSET VALUATION

On July 5, 2017 the Company received notice of a temporary suspension of the Escobal mining license. Given the current temporary nature of the suspension, no impairment on the Escobal assets has been taken. The Company will continue to evaluate whether there has been any impairment to Escobal assets as developments relating to the suspension of the Escobal mining license occur. During Q2 2017, there were no other events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets. In accordance with the Company's accounting policies included in the consolidated financial statements, the Company will assess indicators of impairment at every reporting period and will test for impairment if an indication exists.

OUTSTANDING SHARE DATA

As at August 7, 2017, the Company had 312,775,761 issued and outstanding common shares, 4,108,475 issued and outstanding options and 417,000 issued and outstanding deferred share awards.

DIVIDENDS

The Company declared and paid dividends of $18.7 million and $37.4 million during Q2 2017 and Q2 YTD 2017, respectively (Q2 2016 and Q2 YTD 2016: $18.4 million and $32.1 million, respectively). Dividends include $3.2 million and $7.1 million which were paid as share-based dividends for a total issuance of 379,974 and 854,351 common shares of the Company during Q2 2017 and Q2 YTD 2017, respectively (Q2 2016 and Q2 YTD 2016: $nil paid as share-based dividends). This increase in dividend payments over Q2 2016 primarily relates to the additional shares outstanding as a result of the acquisition of Lake Shore Gold on April 1, 2016.

The Company declared and paid dividends totaling $6.3 million during July 2017, including $0.8 million paid as share-based dividends for a total issuance of 156,493 common shares of the Company (July 2016: $6.2 million in dividends paid and $nil paid as share-based dividends).

CESSATION OF DIVIDEND AND DIVIDEND REINVESTMENT PLAN

The Board of Directors has approved the cessation of the Company’s monthly dividend effective immediately to preserve cash in light of the provisional decision from the Supreme Court of Guatemala to temporarily suspend the Escobal mining license. The dividend cessation is intended to protect the health of the Company’s balance sheet and ensure the Company has financial flexibility during the temporary suspension of the Escobal mining license. The Board of Directors will continue to reassess the Company’s dividend policy from time to time.

The Company will also suspend the active operation of its dividend reinvestment program (“DRIP”) effective immediately. DRIP participants who have their common shares of the Company enrolled in the DRIP should contact Computershare to arrange to have such shares withdrawn from the DRIP and transferred into the participants’ own names. If a registered shareholder participant submits a written request for withdrawal, a share certificate or DRS advice will generally be issued within three weeks of receipt by Computershare Trust Company of Canada, the Company’s DRIP agent. A non-registered beneficial shareholder participant who holds Tahoe common shares indirectly through a nominee or broker, should contact its nominee or broker for information on withdrawal. The Company may reactivate the DRIP, subject to regulatory approval, at a future date.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS
Application of new and revised accounting standards effective January 1, 2017
The Company has evaluated the new and revised IFRS standards and has determined that there is no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the interim financial statements.
Future accounting standards and interpretations

31

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q1 2017, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements. During the Q2 2017, there have been no changes to these critical accounting estimates other than as disclosed in the Company’s interim financial statements.
NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this metric.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP

32

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) loss on extinguishment of the Lake Shore Debentures, vi) gains or losses on sale of assets and vii) costs related to the acquisition of Lake Shore Gold and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(1)
Earnings	$33,487	$16,742	$108,183	$54,550
Unrealized foreign exchange loss (gain)	359	(1,259)	731	(3,446)
Acquisition costs(2)	—	10,339	—	11,021
Loss on Debenture	—	32,304	—	32,304
Gain on derivative instruments (currency swap)	—	(253)	—	(1,067)
Adjusted earnings	$33,846	$57,873	$108,914	$93,362

Weighted average common shares outstanding
Basic (000’s)	312,787	305,985	312,430	267,333
Diluted (000’s)	312,869	306,174	312,510	267,569
Adjusted earnings per share
Basic	$0.11	$0.19	$0.35	$0.35
Diluted	$0.11	$0.19	$0.35	$0.35

(1) Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 are excluded.
(2) Costs related to the acquisition of Lake Shore Gold on April 1, 2016.
Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost

33

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q2 2017(4)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(2)(4)
Total operating costs (cost of sales)(1)	$42,369	$53,759	$95,854	$100,264
Depreciation and depletion	(14,451)	(15,085)	(29,052)	(28,057)
Change in product inventory	6,189	1,755	6,329	(511)
Treatment and refining charges	6,934	8,780	16,205	16,165
Total cash costs before by-product credits	$41,041	$49,209	$89,336	$87,861
By-product credits(3)	(13,590)	(14,522)	(29,740)	(27,468)
Total cash costs net of by-product credits	$27,451	$34,687	$59,596	$60,393
Silver ounces sold in concentrate (000’s)	4,247	5,184	9,773	9,745
Silver ounces produced in concentrate (000’s)	4,078	5,717	9,692	11,412
Total operating costs (cost of sales) per ounce sold	$9.98	$10.37	$9.81	$10.29
Total cash costs per ounce produced before by-product credits	$10.06	$8.61	$9.22	$7.70
Total cash costs per ounce produced net of by-product credits	$6.73	$6.07	$6.15	$5.29

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(3) Gold, lead and zinc by-product credits are calculated as follows:

	Q2 2017				Q2 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	1,619	$1,248	$2,021	$0.50	2,711	$996	$2,699	$0.47
Lead Tonnes	2,026	$2,147	$4,350	$0.95	2,699	$1,584	$4,275	$0.75
Zinc Tonnes	2,767	$2,609	$7,219	$1.48	4,037	$1,870	$7,548	$1.32

	Q2 YTD 2017				Q2 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	3,554	$1,281	$4,555	$0.47	6,009	$931	$5,597	$0.49
Lead Tonnes	4,085	$2,369	$9,679	$1.00	5,436	$1,484	$8,069	$0.71
Zinc Tonnes	5,568	$2,785	$15,508	$1.60	8,261	$1,671	$13,802	$1.21

(4) Numbers in tables may not calculate due to rounding.

34

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

	Q2 2017(5)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$33,772	$17,702	$41,448	$92,922
Depreciation and depletion	(4,979)	(3,871)	(14,333)	(23,183)
Change in product inventory(1)	(1,247)	(805)	(890)	(2,942)
Smelting and refining charges	250	97	35	382
Total cash costs before by-product credits	27,796	13,123	26,260	67,179
Silver credit(4)	(92)	(539)	(88)	(719)
Total cash costs net of by-product credits	27,704	12,584	26,172	66,460
Gold ounces sold (000’s)	45.7	20.2	42.7	108.6
Gold ounces produced(2) (000’s)	47.9	21.3	41.4	110.6
Total operating costs (cost of sales) per ounce sold	$739	$876	$970	$856
Total cash costs per ounce produced before by-product credits	$581	$615	$635	$607
Total cash costs per ounce produced net of by- product credits	$579	$590	$633	$601

	Q2 YTD 2017(5)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$65,347	$35,097	$85,870	$186,314
Depreciation and depletion	(10,947)	(9,975)	(29,501)	(50,423)
Change in product inventory(1)	127	(252)	(1,794)	(1,919)
Smelting and refining charges	567	185	92	844
Total cash costs before by-product credits	55,094	25,055	54,667	134,816
Silver credit(4)	(223)	(1,008)	(191)	(1,422)
Total cash costs net of by-product credits	54,871	24,047	54,476	133,394
Gold ounces sold (000’s)	94.6	35.9	92.1	222.6
Gold ounces produced(2) (000’s)	100.8	41.0	85.3	227.1
Total operating costs (cost of sales) per ounce sold	$691	$978	$933	$837
Total cash costs per ounce produced before by-product credits	$546	$611	$641	$594
Total cash costs per ounce produced net of by- product credits	$544	$587	$639	$587

(1)
Change in product inventory at Shahuindo for Q1 2017 includes costs related to gold produced in doré, but not sold as at March 31, 2017. Costs associated with the build-up of stockpile during the commissioning phase which remain work in process inventory at March 31, 2017 have been excluded from the inventory movements in the period.

(2)	Gold ounces produced at La Arena and Shahuindo are gold ounces produced in doré.

(3)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(4)	Consolidated silver by-product credits are calculated as follows:

	Q2 2017				Q2 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	43	$16.72	$719	$6.50	90	$15.80	$1,422	$6.26

(5)	Numbers in table may not calculate due to rounding.

35

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 2016(1)(2)(6)(7)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$43,166	$8,126	$33,169	$84,461
Depreciation and depletion	(7,955)	(1,983)	(11,717)	(21,655)
Change in product inventory	(2,573)	1,559	3,436	2,422
Smelting and refining charges	285	73	45	403
Total cash costs before by-product credits	32,923	7,775	24,933	65,631
Silver credit(4)	83	(167)	(86)	(170)
Total cash costs net of by-product credits	33,006	7,608	24,847	65,461
Gold ounces sold (000’s)	45.7	20.2	42.7	108.6
Gold ounces produced(4) (000’s)	50.9	11.1	39.2	101.2
Total operating costs (cost of sales) per ounce sold	$944	$402	$776	$778
Total cash costs per ounce produced before by-product credits	$647	$699	$637	$649
Total cash costs per ounce produced net of by- product credits	$649	$684	$634	$647

	Q2 YTD 2016(1)(2)(6)(7)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$74,183	$8,126	$33,169	$115,478
Depreciation and depletion	(12,575)	(1,983)	(11,717)	(26,275)
Change in product inventory	415	1,559	3,436	5,410
Smelting and refining charges	723	73	45	841
Total cash costs before by-product credits	62,746	7,775	24,933	95,454
Silver credit(4)	102	(167)	(86)	(151)
Total cash costs net of by-product credits	62,848	7,608	24,847	95,303
Gold ounces sold (000’s)	94.6	35.9	92.1	222.6
Gold ounces produced(4) (000’s)	97.5	11.1	39.2	147.8
Total operating costs (cost of sales) per ounce sold	$784	$226	$360	$519
Total cash costs per ounce produced before by-product credits	$644	$699	$637	$646
Total cash costs per ounce produced net of by- product credits	$645	$684	$634	$645

(1) Q2 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.
(2) Q2 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.
(3) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(4) Gold ounces produced at La Arena are gold ounces produced in doré.
(5) Silver by-product credits are calculated as follows:

	Q2 2016				Q2 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	$23,026	$7.38	$170	$1.68	$34,040	$4.44	$151	$1.02
(6) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(7) Numbers in table may not calculate due to rounding.
All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory

36

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits

	Q2 2017(2)	Q2 2016	Q2 YTD 2017	Q2 YTD 2016(2)
Total cash costs net of by-product credits	$27,451	$34,687	$59,596	$60,393
Sustaining capital(1)	9,147	6,679	19,062	10,827
Exploration	243	193	498	321
Reclamation cost accretion	62	46	123	89
General and administrative expenses	3,894	5,046	7,032	8,932
All-in sustaining costs	$40,797	$46,651	$86,311	$80,562
Silver ounces produced in concentrate (000’s)	4,078	5,717	9,692	11,412
All-in sustaining costs per ounce produced net of by-product credits	$10.01	$8.16	$8.91	$7.06
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q2 2017(1)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$27,704	$12,584	$26,172	$66,460
Sustaining capital	6,414	4,870	11,850	23,134
Exploration	481	1,795	2,290	4,566
Reclamation cost accretion	336	220	34	590
General and administrative expenses	2,841	2,302	2,372	7,515
All-in sustaining costs	$37,776	$21,771	$42,718	$102,265
Gold ounces produced (000’s)	47.9	21.3	41.4	110.6
All-in sustaining costs per ounce produced net of by-product credits	$789	$1,020	$1,032	$925

37

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 YTD 2017(1)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$54,871	$24,047	$54,476	$133,394
Sustaining capital	12,319	7,523	26,436	46,278
Exploration	555	2,796	4,317	7,668
Reclamation cost accretion	687	430	58	1,175
General and administrative expenses	5,490	4,121	4,403	14,014
All-in sustaining costs	$73,922	$38,917	$89,690	$202,529
Gold ounces produced (000’s)	100.8	41.0	85.3	227.1
All-in sustaining costs per ounce produced net of by-product credits	$733	$949	$1,052	$892
(1) Numbers in table may not calculate due to rounding.

	Q2 2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$33,006	$7,608	$24,847	$65,461
Sustaining capital	7,822	1,476	15,493	24,791
Exploration	433	742	681	1,856
Reclamation cost accretion	327	141	4	472
General and administrative expenses	3,185	1,130	1,558	5,873
All-in sustaining costs	$44,773	$11,097	$42,583	$98,453
Gold ounces produced in doré (000’s)	50.9	11.1	39.2	101.2
All-in sustaining costs per ounce produced net of by-product credits	$880	$997	$1,087	$973

	Q2 YTD 2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$62,848	$7,608	$24,847	$95,303
Sustaining capital	12,990	1,476	15,493	29,959
Exploration	586	742	681	2,009
Reclamation cost accretion	660	141	4	805
General and administrative expenses	6,664	1,130	1,558	9,352
All-in sustaining costs	$83,748	$11,097	$42,583	$137,428
Gold ounces produced in doré (000’s)	97.5	11.1	39.2	147.8
All-in sustaining costs per ounce produced net of by-product credits	$859	$997	$1,087	$930

(1)	Q2 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.

(2)	Q2 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.

(3)	Numbers in table may not calculate due to rounding.

38

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q2 2017	Q2 2016	Q2 YTD 2017	Q2 YTD 2016
Cash provided by operating activities before changes in working capital(1)	$99,446	$115,951	$232,296	$185,270
Net cash provided by operating activities(1)	$96,068	$37,678	$174,646	$62,971
Basic weighted average common shares outstanding	312,787	305,985	312,430	267,333
(1) Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
RISK FACTORS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high-risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements and forward-looking information relating to the Company or the business.
Risks Relating to Our Business
Changes in the market price of silver and gold, which in the past have fluctuated widely, may affect our results of operations, cash flows and financial position.
The majority of our revenue is derived from the sale of silver and gold. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of gold and silver and other metals fluctuate widely and are affected by numerous factors beyond our control, including

•	levels of supply and demand,

•	global or regional consumptive patterns,

•	sales by government holders,

•	metal stock levels maintained by producers and others,

•	increased production due to new mine developments and improved mining and production methods,

•	speculative activities related to the sale of metals,

•	availability and costs of metal substitutes,

•	international and regional economic and political conditions,

•	interest rates, currency values, and inflation.

Declining market prices for these metals could materially adversely affect our results of operations, cash flows and financial position.
Decreases in commodity prices could negatively impact our Mineral Reserve calculations and the feasibility of our projects and, therefore, our results of operations.
If our Mineral Reserve calculations and life-of-mine plans are required to be revised using significantly lower gold and silver prices, as a result of a decrease in commodity prices, this could result in material write-downs

39

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

of our investment in mining properties and increased amortization, reclamation and closure charges. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed which may have a material adverse effect on our results of operation, cash flow and financial position.
Our business is largely concentrated in the silver and gold mining industries and, as a result, our business may be negatively impacted by fluctuations in the silver and gold mining industries generally.
We are concentrated in the silver and gold mining industries, and as such, our profitability will be sensitive to changes in, and our performance will depend to a greater extent on, the overall condition of the silver and gold mining industries. We may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting us more than the market as a whole, as a result of the fact that our operations are concentrated in the silver and gold mining sector.
Our current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation and operations.
Some of our operations are situated in areas presently or previously inhabited or used by indigenous peoples, triggering various international and national laws, codes, resolutions, conventions, guidelines, and imposing obligations on government and companies to respect the rights of indigenous people. These may include a mandate that government consult with communities surrounding our projects and mines regarding actions affecting local stakeholders, prior to granting us mining rights, permits or approvals. Applicable conventions such as the ILO Convention 169, which has been ratified by Guatemala and Peru, is an example of such an international convention. Examples of developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation's revised Performance Standard 7, which requires governments to obtain the free, prior, and informed consent of indigenous peoples who may be affected by government action (such as the granting of mining concessions or approval of mine permits).
There is an increasing level of public concern relating to the perceived effect of mining activities on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights and, environmental protection may result in opposition to our current and future operations or further development or new development of our projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, including attacks against our assets or personnel, and may have a negative impact on our reputation and operations.
Opposition by any of the aforementioned groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines, in some cases, causing increased cost and considerable delays to the advancement of our projects which in turn could have a material adverse effect on our reputation, financial position, cash flow and results of operations.
We are dependent on the Escobal Mine in Guatemala, the La Arena and Shahuindo Mines in Peru and Timmins mines in Canada, and any adverse development affecting these properties could materially affect our results of operations, cash flows and financial position.
The Escobal, La Arena, Shahuindo and Timmins Mines currently represent 100% of our revenue producing operations. Any adverse development affecting these Mines or our ability to conduct mining operations at these mines due to suspension or loss of mining permits and licenses, protests, road blockages or blockades that prevent supplies from entering the mine, production from leaving the mine and employees and contractors from entering and leaving the mine, if other than temporary, or other action or events, including the continuation of the provisional decision suspending the Escobal mining license of Minera San Rafael, could have a material and adverse effect on our results of operations, including potential production of Mineral Reserves, revenues, profitability, and our financial performance, cash flows and financial position.
In addition, if we are unable to have the suspension of the Escobal mining license of Minera San Rafael overturned, rescinded or modified such that we can resume mining at the Escobal mine on or before April 1,

40

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2018, we will be in default of our Revolving Credit Facility, which could in turn constitute a default under certain of our other credit arrangements, which could materially and adversely affect our liquidity and financial position if repayment obligations were accelerated.
Our inability to develop and operate our Mines could have a material adverse impact on our operations and future profitability.
Ongoing development and operation of the Escobal, La Arena, Shahuindo and Timmins Mines depends upon our ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The long-term commercial viability of our Mines are also dependent upon a number of factors, some of which relate to the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Failure to do so could have a material adverse impact on our operations and potential future profitability.
We face risks related to local community actions and protests related to our mining operations.
In recent years, communities of indigenous people, illegal miners, non-governmental organizations ("NGOs") and others in Guatemala and Peru have become more vocal and negative with respect to regulated mining activities in their countries. These communities and NGOs have taken actions such as road closures, work stoppages and initiating lawsuits to challenge mining permits and to sue for environmental and personal injury damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights, alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, in support of their anti-mining activities. These actions relate not only to current activities but often in respect to decades-old mining disputes and activities by prior owners of mining properties.
In June 2017, people from the communities within the Escobal Mine's area of influence illegally blocked the primary road that connects Guatemala City to the Escobal Mine, which road blockage continued as of August 8, 2017. Protests and disputes represent a social risk in the area in which our mines are located and these and similar actions by communities and NGOs may have a material adverse effect on our operations at our mines and other development properties and on our financial position, cash flow and results of operations.
The failure to reach agreements regarding Canadian aboriginal rights could have an adverse effect on our reputation, results of operations and profitability.
Our Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained).
The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect our interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests. The failure to reach agreements regarding aboriginal rights could have an adverse effect on our reputation, results of operations and profitability.
The viability and profitability of our business are subject to political, economic, social and geographic risks of doing business in foreign countries.
Our operations are exposed to various levels of political, economic, social and geographical risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

41

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

•	terrorism;

•	military repression;

•	expropriation;

•	extreme fluctuations in currency exchange rates;

•	high rates of inflation;

•	labour unrest;

•	protests, roadblocks or other forms of public expression against our activities;

•	the risks of war, civil unrest, crime or other violence;

•
renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances;

•	surface land access issues;

•	road blockages or blockades;

•	illegal mining;

•	political corruption;

•	judicial corruption;

•	changes in taxation policies, regulations and laws;

•	restrictions on foreign exchange and repatriation; and

•
changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which we operate that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
Any defects in the title to the properties we own could have a material and adverse effect on our cash flow, results of operations and financial condition.
Title insurance generally is not available for our properties, and our ability to ensure that we have obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. We can provide no assurances that there are no title defects affecting our properties. Accordingly, our mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties. Any such defects or the inability to operate out properties as permitted could have a material adverse effect on our financial position, cash flow and results of operations.
Our operations are subject to economic uncertainties as a result of our foreign operations.
As governments continue to struggle with deficits and concerns over the effects of depressed economies, this has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to Guatemala, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting consultation with indigenous peoples, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, foreign ownership and takeovers, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents. The occurrence of the various factors and uncertainties related to the economic risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
We are required to obtain and maintain a number of licenses, permits and approvals from various governmental authorities, and any failure to obtain or loss of such licenses, permits or approvals could have a material adverse effect on our business.
In the ordinary course of business, we are and will be required to obtain, maintain and renew governmental licenses or permits for the operation and expansion of our Mines and those projects currently in development

42

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

for the development, construction and commencement of mining at our existing properties or those we acquire in the future. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected suspensions, such as the provisional suspension of the Escobal mining license of Minera San Rafael, revocations, refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could prevent or delay the development or impede the operation of a mine, which could materially and adversely impact our results of operations, profitability, cash flows and financial condition.
Recently opened mines may never reach full production, which would have an adverse effect on our cash flows and results of operations.
Our recently opened mines that have commenced commercial production, such as the Shahuindo Mine, and our expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs. Our production forecasts are based on full production being achieved at all of our mines and our ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved which could adversely affect our cash flows and results of operations.
We may be unable to maintain or increase our annual production of silver and gold.
Although our activities are primarily directed towards mining operations, our activities also include the exploration for, and development of, mineral deposits. We must continually explore to replace and expand our Mineral Reserves and Mineral Resources as our mines produce silver and gold and to a lesser degree lead and zinc. Our ability to maintain or increase our annual production of gold and silver depends in significant part on our ability to operate our mines according to our mine plans, to find new Mineral Reserves and Mineral Resources, to bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. We can provide no assurance that we will be able to maintain or increase our annual production, bring new mines into production or expand the Mineral Reserves and Mineral Resources at our existing mines.
A failure to obtain anticipated benefits from our Lake Shore Gold acquisition could have an adverse effect on our results of operations and profitability.
The anticipated benefits from the Lake Shore Gold acquisition will depend in part on whether Tahoe’s and Lake Shore Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore Gold’s disclosure controls and procedures and internal control over financial reporting with our existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. A failure to obtain anticipated benefits from our Lake Shore Gold acquisition could have an adverse effect on our results of operations and profitability.
Our operations are subject to significant governmental regulations.
Our operations, exploration and development activities are subject to the laws and regulations of Guatemala, Peru and Canada that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.
The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations at our mines and projects. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to

43

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

strictly comply with all regulations that may be imposed on us. Even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, revocation of permits and licenses, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on us.
Our operations are subject to significant environmental regulations and reclamation obligations, which could significantly limit development and cause potential delays in production.
All phases of our operations with respect to each of our mines and projects are, and will continue to be, subject to environmental regulation in the countries in which they operate. Environmental legislation in Guatemala, Peru and Canada involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist at our mines and projects. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.
Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be, subject to such requirements for our activities at our mines and projects. Planned reclamation expenditures are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Additionally, any significant environmental issues that may arise could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.
Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our operating results and financial condition.
We are required by various governments in jurisdictions in which we operate to provide financial assurances sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.
The amount and nature of the financial assurances are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may also require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. We can provide no assurance that we will be able to maintain or add to our current level of financial assurance or that we will have sufficient capital resources to further supplement our existing security, which could result in a material adverse effect on our operating results and financial condition.
Governments may impose restrictions on our ability to use current mining methods, which would have a serious and adverse impact on our results of operations and financial condition.
There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which we operate, there would be a serious and adverse impact on our results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which our operations rely on the use of cyanide, it would have a significant adverse

44

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

impact on our results of operations and financial condition as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.
Our operations in multiple tax jurisdictions increase our susceptibility to sudden tax changes, which can have a material adverse effect on our profitability.
The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Guatemala and Peru or any of the countries in which our operations or business is located, could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation or that could otherwise have a material adverse effect on us.
Our financial projections rely on estimates of future production and estimates of future production may not be reliable, which could have a negative impact on our future cash flows, business, results of operations and financial condition.
We prepare estimates and projections of our future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on operations being conducted consistent with existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, our costs of production, our ability to sustain and increase production levels, the sufficiency of our infrastructure, the performance of our workforce and equipment, our ability to maintain and obtain mining interests, licenses, and permits and our compliance with existing and future laws and regulations. Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, protests, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on our future cash flows, business, results of operations and financial condition.
Any changes or increases in our production costs, or failure to achieve anticipated production levels may impact our profitability and could materially affect our results of operations, cash flows and financial position.
Changes in production costs could have a major impact on profitability. Our main production expenses are personnel and contractor costs, materials and energy. Changes in costs of our mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel), scarcity of labor and other factors beyond our control which could result in changes in profitability or Mineral Reserve estimates.
We prepare estimates of future cash costs and capital costs for our operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on our future results of operations or financial condition.
Failure to achieve anticipated production levels would have a material adverse impact on our cash flow and future profitability. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.
Any changes to our current projections or any new development or acquisition activity may require substantial additional capital, which may not be available on commercially reasonable terms, if at all.
Any changes to our current projections or any new development or acquisition activity may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to us and might involve substantial dilution to existing shareholders. We may not be

45

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

successful in locating suitable financing transactions in the time period required or at all, and may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of common shares to raise required capital will be dilutive to shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations of the La Arena Mine and the Shahuindo Mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel. Further, if the price of silver and gold decreases, then revenues from our mines will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain necessary capital on reasonable terms may materially adversely affect our future operations and profitability.
Higher levels of indebtedness and increased debt service obligations will effectively reduce the amount of funds available for other business purposes and may adversely affect us.
We currently have an aggregate consolidated indebtedness of approximately $47 million including a current credit facility, capital lease and other obligations. As a result of this indebtedness, we are required to use a portion of our cash flow to service principal and interest on this debt, which will limit the cash flow available for other business opportunities. Our ability to make scheduled principal payments, pay interest on or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Unexpected delays in production, the suspension of our mining licenses, or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. In addition, if we are unable to have the suspension of the Escobal mining license of Minera San Rafael overturned, rescinded or modified such that we can resume mining at the Escobal mine on or before April 1, 2018, we will be in default of our Revolving Credit Facility and in turn under certain of our other credit arrangements, which could materially and adversely affect our liquidity and financial position if repayment obligations were accelerated. If we are unable to generate such cash flow to timely repay any debt outstanding, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and its financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.
We are exposed to liquidity and counterparty risks.
We are exposed to liquidity and various counterparty risks. We are also exposed to liquidity risks in meeting our capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to us. Furthermore, actions taken by central banks to impact fiscal and monetary policies have increased levels of volatility and market turmoil. As a result of this uncertainty, our planned growth could be adversely impacted and the trading price of our securities could be adversely affected.
Currency fluctuations may adversely affect our capital costs and operational costs.
Fluctuations in currency exchange rates, particularly the weakening of the U.S. dollar against the Guatemalan quetzal, the Peruvian nuevo sol or the Canadian dollar, could have a significant effect on our results of operations. Any hedging activities we undertake in order to minimize these effects on our operating results may not be successful.
We will be subject to significant capital requirements associated with our expanded operations and our expanded portfolio of projects.
The mining, development, expansion and exploration of our properties, will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. We must generate sufficient internal cash flow or be able to utilize available financing sources to finance our growth and sustaining capital requirements. If we do not realize satisfactory prices for the metals that we will produce, we could be required to raise significant additional capital through equity financings in the capital markets or incur significant borrowings through debt financings to meet our capital requirements. If these

46

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

financings are required, no assurance can be given that we will be able to raise capital or incur debt on acceptable terms and even if we are able to do so, our cost of raising capital in the future may be adversely affected. In addition, if we are required to make significant interest and principal payments resulting from a debt financing, our financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in developing our projects or in achieving commercial production from our projects on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.
The mining business is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on us, and our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.
The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions or civil unrest. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.
It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Even if we are able to obtain insurance against these risks, liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. We are reliant upon the expertise and performance of both our own personnel and certain third parties, such as consultants and engineers. Even if we are able to attract and retain qualified personnel, as well as qualified consultants, to manage our interests, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel or third party experts.
In regards to political risks, we do not maintain and do not intend to purchase political risk insurance for our operations in Guatemala or Peru.
Activity by artisanal and illegal miners could interfere with our operations and could lead to conflicts between such miners and our employees, local communities, local governments or law enforcement officials.
Mining by illegal and artisanal miners (small-scale or subsistence miners) occurs in the area surrounding the La Arena and Shahuindo Mines. Activity by artisanal and illegal miners could interfere with our operations and could lead to conflicts between the artisanal or illegal miners and our employees, local communities, local governments or law enforcement officials. These activities could also cause damage to the La Arena and Shahuindo Mines, including pollution, environmental damage, fires, or personal injury or death, for which we could potentially be held responsible. The presence of artisanal and illegal miners could lead to project delays and disputes regarding the development or operation of gold deposits. Artisanal and illegal mining could also result in mine stoppages, environmental issues and could have a material adverse effect on our results of operations or financial condition.
We face risks related to the transportation of our doré and mine concentrate.
Gold doré and mineral concentrates containing combinations of silver, gold, lead and zinc are produced at our Mines and loaded onto highway road vehicles for transport to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves certain environmental and financial risks. We could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also

47

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. We could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond our control, which in both cases could have a material adverse effect on our operations and revenues. There is no assurance that smelting, refining or transportation contracts for our Mine's products will be entered into and/or renewed on acceptable terms. If we are unable to effectively sell our doré or smelt our mine concentrates on acceptable terms our financial position, cash flow and results of operations could be adversely affected.
Mineral Resource and Mineral Reserve calculations are only estimates.
Any figures presented by us for Mineral Resources and Mineral Reserves are only estimates. There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves. Until Mineral Resources or Mineral Reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of Mineral Resources and Mineral Reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. In addition, such estimates are based on certain assumptions regarding commodity prices, costs and other factors that may prove to be inaccurate. For example, a material and sustained decline in the prices of silver or gold could require us to reassess our Mineral Reserve estimates, which could impact the feasibility or value of our mineral properties.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Estimated Mineral Resources or Mineral Reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which Mineral Resources may be reclassified as Proven Mineral Reserves or Probable Mineral Reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven Mineral Reserves and Probable Mineral Reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in Mineral Reserves could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Our mining activities depend on access to adequate infrastructure.
Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume; or that the anticipated ongoing operating costs to operate our mines or to construct our projects will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.
We are exposed to energy risk, which may impact operations.
We consume energy in mining activities, primarily in the form of diesel fuel and electricity. As our properties are in remote locations and energy is generally a limited resource, we face the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy, including sufficient supplies of diesel fuel that are essential to the operation of our mines, such as the Escobal Mine, may not be available which could have a material adverse effect on our operations and profitability.
Continuation of our mining operations is dependent on the availability of sufficient and affordable water supplies.
Our mining operations require significant quantities of water for mining, ore processing and related support facilities. In particular, our properties in Peru and Guatemala are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and mine development is dependent on our ability to acquire and maintain water rights and claims and to defeat claims adverse to

48

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

current water uses in legal proceedings. Although each of our operating mines currently has sufficient water rights and claims to cover its operational demands, we cannot predict the potential outcome of pending or future legal proceedings relating to water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of our control. Shortages in water supply could result in production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water to conduct our operations. The loss of some or all water rights, in whole or in part, or ongoing shortages of water to which we have rights or significantly higher costs to obtain sufficient quantities of water (or the failure to procure sufficient quantities of water) could result in our inability to maintain production at current or expected levels, require us to curtail or shut down mining production and could prevent us from pursuing expansion or development opportunities, which could adversely affect our results of operations and financial condition. Laws and regulations may be introduced in some jurisdictions in which we operate which could also limit access to sufficient water resources, thus adversely affecting our operations.
We depend on key management personnel and may not be able to attract and retain qualified personnel in the future.
Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives and other highly skilled personnel focused on managing our interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.
Our business is subject to global economic conditions.
Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in many of the global credit markets in which we operate, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events are illustrative of the effect that events beyond our control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect our business.
We may be unable to compete successfully with other mining companies.
An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.
The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

49

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of our ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as we integrate the acquired business or assets;

•	the acquired business or assets may have unknown liabilities which may be significant;

•	delays as a result of regulatory approvals; and

•	exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions. Any material issues that we encounter in connection with an acquisition could have a material adverse effect on our business, results of operations and financial position.
We may not realize the benefits of our growth projects.
As part of our strategy, we will continue our efforts regarding the development and operation of our respective projects. A number of risks and uncertainties are associated with the development and operation of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks and, uncertainties relating to capital and other costs and financing risks. The level of production and capital and operating cost estimates relating to the expanded portfolio of projects are based on certain assumptions and are inherently subject to significant uncertainties.
Our failure to continue to source suppliers on reasonable commercial terms could have a material adverse effect on our business, results of operations and financial condition.
Certain raw materials and supplies used in connection with our operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). An increase in global demand for such resources and a corresponding decrease in the supplier's inventory would likely cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby adversely impacting operating costs, capital expenditures and production schedules. If a supplier is unable to adequately meet its requirements over a significant period of time and we are unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on our business, results of operations and financial condition.
Changes in climate conditions could adversely affect our business and prospects.
Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, we expect that this will result in increased costs at some of our operations. In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following:

•
Sea level rise: Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce to our operations and products from those operations to world markets.

•
Extreme weather events: Extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at our mines. Extended disruptions to supply lines could result in interruption to production.

•
Resource shortages: our facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, our production efficiency is likely to be reduced.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability.

50

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

We may be subject to litigation that could have an adverse effect on our business.
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees, claims that purport to be class actions and claims relating to our licenses and permits. While neither we nor our officers and directors have been formally and properly served, we and certain of our officers and directors have been named in several purported class action claims alleging violations of Section 10(b) and Section 20(a) of the U.S. Exchange Act and Rule 10b-5 promulgated thereunder. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to our subsidiary, Minera San Rafael, based upon the allegation that the Guatemalan Ministry of Energy and Mines violated the Xinca indigenous people’s right of consultation. These matters may give rise to legal uncertainties or have unfavourable results and divert management's attention and resources. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.
Our directors and officers may have interests that conflict with our interests.
Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company's Code of Business Conduct, the Business Corporations Act (British Columbia) and other applicable laws.
We face risks related to operating through foreign subsidiaries.
We conduct operations through foreign (including Guatemalan and Peruvian) subsidiaries, and a majority of our assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict our ability to fund our operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on our valuation and stock price.
Cyber threats and attacks could have an adverse effect on our business.
Attacks on our information technology (“IT”) systems (or on systems of key third parties on which we rely), failure or non-availability of a key IT system or industrial control system (“ICS") whether intentional or not, could result in disruptions to our operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, our primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats; tools to provide automated monitoring and alerting; and disaster and backup recovery systems to restore systems and return to normal operations. There can be no assurance that our systems will be effective in protecting against these types of threats and new threats that are constantly evolving.
As cyber threats continue to emerge, we may also be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.
Our internal controls and procedures may not be sufficient to ensure compliance with anti-bribery and anti-corruption laws and regulations.
Our activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and official bribery and anti-bribery laws that have a global reach. The increasing number and severity of enforcement actions in recent years present particular risks with respect to our business activities, to the degree that any employee or other person acting on our behalf might offer, authorize, or make an improper payment to a foreign government official, party official, candidate for political office, or political party, an employee of a foreign state-owned or state-controlled enterprise, or an employee of a public international organization. A failure to comply with anti-bribery and anti-corruption laws could have an adverse impact on our reputation, future profitability and financial condition.

51

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

We may fail to maintain the effectiveness of internal control over financial reporting.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required decisions. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Our failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis, including as a result of any difficulties we encounter in integrating various acquisitions disclosure controls and procedures and internal controls over financial reporting with our existing procedures and controls could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares.
In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial position.
Reputation risk
As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental matters or our dealings with community groups), whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Risks Relating to Our Stock
Our common share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.
Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to a company's financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by adverse business developments and short-term changes in gold, silver or other mineral prices or in our financial condition or results of operations. Other market-related factors unrelated to our performance that may affect the price of the common shares include the following:

•	the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow us;

•	decreases in trading volume and general market interest in the common shares may affect an investor's ability to trade significant numbers of common shares;

•	the size of our public float may limit the ability of some institutions to invest in common shares; and

•
a substantial decline in the price of the common shares that persists for a significant period of time could cause the common shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

The market price of the common shares is also affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments.
These factors, among others, could have an adverse impact on the market price of our common shares. Securities class action litigation often has been brought against companies following adverse business

52

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

announcements or periods of volatility in the market price of their securities, such as the purported class action lawsuits that were filed against the Company and certain of its officers and directors following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to our subsidiary, Minera San Rafael, based upon the allegation that the Guatemalan Ministry of Energy and Mines violated the Xinca indigenous people’s right of consultation. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.
We may not pay regular cash dividends.
We have declared and paid monthly cash dividends of US$0.02 per outstanding common share for each month since December 2014. Our policy and payment of cash dividends will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, cash flows, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution. As a result, there can be no assurance that we will pay regular cash dividends.
The market price of our securities can be volatile and expose us to the risk of litigation.
Our common shares are listed on the TSX and NYSE. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of our common shares is also likely to be significantly affected by short-term changes in gold and silver prices, adverse business developments or decisions, or adverse changes in our financial condition or results of operations as reflected in our quarterly earnings reports.
We are a foreign private issuer within the meaning of the rules under the US Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we are a foreign private issuer under the US Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the US Exchange Act requiring the filing of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC;

•	the sections of the US Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the US Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD; and

•	the requirement to reflect scientific and technical information pursuant to SEC Industry Guide 7. See "Cautionary Note to United States Investors Regarding Reserves and Resources".
While we file and furnish to the SEC information that we prepare and make public in accordance with Canadian securities laws, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not be afforded the same protections or information which would be made available to investors investing in a U.S. domestic issuer.
We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.
We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if : (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the United States; or (3) our business is administered principally in the United States. At the present time, half of our directors reside in the United States and our business is administered principally from Nevada. The regulatory and compliance costs incurred under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally

53

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).
The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.
The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.
In accordance with National Instrument 52-109 and Rule 13a-15 of the US Exchange, as interpreted by the SEC, the design of ICFR excludes the controls, policies and procedures of Lake Shore Gold on the basis that at December 31, 2016 not more than 365 days had passed since the acquisition date of April 1, 2016. As of December 31, 2017 the controls, policies and procedures of Lake Shore Gold will be included in ICFR of the company and management will assess the effectiveness of those controls.
Management assessed the effectiveness of the Company’s ICFR as at December 31, 2016, based on the criteria set forth in the 2013 COSO Framework and concluded that, other than the limitation described above, the Company’s ICFR was effective to provide reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2016.
There were no changes in the Company’s ICFR during Q2 2017 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making

54

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
TECHNICAL INFORMATION
Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.
The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014. Mineral Resources at January 1, 2017 are reported using a silver-equivalent cut-off grade of 130 g/t using metal prices of $22/oz silver, $1,325/oz gold, $1.00/lb lead and $0.95/lb zinc. Mineral Reserves at January 1, 2017 are reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.25/lb zinc. Mineral Resources and Mineral Reserves reported at January 1, 2017 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.
The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine is from La Arena Project, Peru Technical Report (NI 43-101) dated February 27, 2015. Oxide Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 0.10 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported at a copper cut-off grade of 0.12% within a $3.50/lb copper and $1,400/oz gold pit shell. Oxide Mineral Reserves are reported using gold cut-off grades of 0.15 g/t for planned 2017 production and 0.10 g/t for planned post-2017 production within a pit designed from a $1,200/oz gold pit shell. Sulfide Mineral Reserves are reported at a copper cut-off grade of 0.12% within a pit designed from a $3.00/lb copper and $1,200/oz gold pit shell. Oxide Mineral Resources and Mineral Reserves reported at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources and Mineral Reserves remain unchanged as reported in the aforementioned technical report.
The basis of the Mineral Resource and Mineral Reserve estimates for the Shahuindo mine is from Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016. Oxide Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 0.15 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported at a gold cut-off grade of 0.5 g/t. Oxide Mineral Reserves at January 1, 2017 are reported at gold cut-off grades of 0.25 g/t for planned 2017 and 2018 production and 0.18 g/t for planned post-2018 production within a pit designed from a $1,200/oz gold pit shell. Oxide Mineral Resources and Mineral Reserves at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources remain unchanged as reported in the aforementioned technical report.
The basis of the Mineral Resource and Mineral Reserve estimates for the Timmins West mine is from 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada dated February 29, 2016. Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 1.5 g/t. Mineral Reserves at January 1, 2017 are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.
The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015. Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 2.2 g/t. Mineral Reserves at January 1, 2017 are reported using a gold cut-off grade of 2.2 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.
The Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada dated November 17, 2011 for Lake Shore Gold Corp. The effective date of the Mineral

55

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Resource estimate is November 17, 2011. Indicated Mineral Resources reported used a gold cut-off grade of 0.5 g/t within an optimized $1,190/oz gold pit shell. Inferred Mineral Resources within an optimized $1,190/oz gold pit shell reported used a gold cut-off grade of 0.5 g/t; Inferred Mineral Resources outside of the optimized pit shell reported used a gold cut-off grade of 1.5 g/t.
The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario dated February 24, 2014. The effective date of the Mineral Resource estimate is February 24, 2014. Mineral Resources reported used a gold cut-off grade of 0.4 g/t.
The Mineral Resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada dated April 5, 2012 with an effective date of January 17, 2012. Resources reported used a gold cut-off grade of 2.0 g/t and gold price of $1,200/oz.
Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: the provisional decision from the Supreme Court of Guatemala which has the effect of suspending the Company’s mining license in respect of the Escobal mine, the time for appeals to be heard and decided and the likelihood of such provisional decision being overturned by the Constitutional Court in Guatemala; the timing and results of court proceedings; the timing and likelihood of peacefully resolving the road blockage of the Escobal mine; timing and possible outcome of pending litigation; the continuation of the expansion plans at Shahuindo and Bell Creek and the ongoing review of all other capital and exploration expenditures; the potential for reactivation of the DRIP in the future; the potential for an event of default under the credit facility if the suspension of the Escobal license is not lifted by April 1, 2018, and the Company’s expected course of action if an event of default occurs; production and cost targets for the Company’s gold operations of 375 thousand to 425 thousand ounces of gold and total cash costs of $700 to $750; the future price of silver, gold, lead and zinc; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital;; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims and limitations on insurance coverage; growing gold production to over a half million ounces per year in 2019 and to over 550,000 ounces in 2020; the expansion of the Shahuindo mine to a production capacity of 36,000 tpd and the Bell Creek Shaft Project to double the Bell Creek mine production to 80,000 ounces of gold per year; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; capital expenditures, corporate general and administration expenses, and exploration expenses; sustaining and project capital expenditures; the expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax and royalty rates in Guatemala, Peru and Canada; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the timing of completion of the Bell Creek shaft project and the expansion of the Bell Creek mine to 80,000 ounces per year by late 2018; the completion of construction of the Phase 5 tailings facility expansion at the Bell Creek Mill by the end of 2017; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the steps being taken to optimize leaching permeability at Shahuindo; the timing for construction of Pad 2B

56

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

at Shahuindo and the commencement of production at Pad 2B in Q3 2018; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo, including 36,000 tpd by the end of 2018 and the expected 80% recovery rate for agglomerated ore in line with the pre-feasibility study; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the Company’s ability to peacefully resolve the protects and road blockages of the Escobal mine; the timing and ability of the Company to have the provisional suspension of the mining license to Minera San Rafael for the Escobal mine overturned, rescinded or modified to enable the Company to resume mining operations at the Escobal mine; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
For a more detailed discussion of risks relevant to the Company, see Risk Factors above and our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES
REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves

57

and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.